      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 12, 1999

                                            REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                              THE MIDLAND COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       OHIO                                             31-0742526
 (State or other jurisdiction of incorporation or          (IRS Employer Identification Number)
                  organization)

                             7000 MIDLAND BOULEVARD
                            AMELIA, OHIO 45102-2607
                                 (513) 943-7100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               JOHN I. VON LEHMAN
                              THE MIDLAND COMPANY
                             7000 MIDLAND BOULEVARD
                            AMELIA, OHIO 45102-2607
                           TELEPHONE: (513) 943-7100
                           FACSIMILE: (513) 943-7111
 (Name, address, including zip code, telephone and facsimile numbers, including area code, of agent for service)

                                   Copies to:

              PAUL V. MUETHING, ESQ.                            FRANK M. CONNER, III, ESQ.
       KEATING, MUETHING & KLEKAMP, P.L.L.                          ALSTON & BIRD LLP
               1800 PROVIDENT TOWER                           601 PENNSYLVANIA AVENUE, N.W.
              ONE EAST FOURTH STREET                            NORTH BUILDING, 11TH FLOOR
              CINCINNATI, OHIO 45202                           WASHINGTON, D.C. 20004-2601
            TELEPHONE: (513) 579-6517                           TELEPHONE: (202) 756-3303
            FACSIMILE: (513) 579-6457                           FACSIMILE: (202) 756-3333

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                        Proposed Maximum        Proposed Maximum
Title of Shares to be              Amount to             Offering Price        Aggregate Offering          Amount of
Registered                       Be Registered             per Share               Price (1)            Registration Fee
---------------------------------------------------------------------------------------------------------------------------
Common Stock, without par
  value....................     2,012,500 shares             $24.50               $49,306,250               $13,708
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales prices of the common stock as reported on the American Stock Exchange on May 7, 1999 solely for the purpose of calculating the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 12, 1999

PROSPECTUS

                                1,750,000 SHARES

                              THE MIDLAND COMPANY

                                  COMMON STOCK

MIDLAND LOGO TO COME

                             ---------------------

     The Midland Company is selling 1,170,000 shares of its common stock and the selling shareholders named in this prospectus are selling 580,000 shares. Midland will not receive any proceeds from the sale of shares by the selling shareholders.

     Midland's common stock currently trades on the American Stock Exchange under the symbol "MLA." Midland has applied to list the common stock on the Nasdaq National Market under the symbol "MLAN." The last reported sale price of
Midland's common stock on the American Stock Exchange on May   , 1999 was
$          per share.

                             ---------------------

     INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE THE SECTION OF THIS PROSPECTUS ENTITLED "RISK FACTORS" BEGINNING ON PAGE 7.

     The Securities and Exchange Commission and state securities regulators have not approved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                                                           PER SHARE     TOTAL
                                                           ---------    --------
Public offering price....................................  $            $
Underwriting discount....................................  $            $
Proceeds to Midland (before expenses)....................  $            $
Proceeds to selling shareholders (before expenses).......  $            $

     The underwriters may purchase up to 262,500 additional shares of common stock from Midland under certain circumstances.

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
             , 1999.

                             ---------------------

THE ROBINSON-HUMPHREY COMPANY
                           MCDONALD INVESTMENTS INC.
                                               J.J.B. HILLIARD, W.L. LYONS, INC.

                  , 1999

     This prospectus and the documents "incorporated by reference" into this prospectus contain "forward-looking statements" within the meaning of the federal securities law. Generally, when we use terms such as "anticipate," "believe," "could," "estimate," "intend," "expect," "plan," "would" and similar expressions we are making a "forward-looking statement." Certain statements contained in this prospectus that are not historical facts, or that concern expected financial performance, on-going business strategies and possible future action which we intend to pursue are also "forward-looking statements." Factors which might cause actual results to differ from the "forward-looking statements" include the following:

     - adverse weather conditions, fluctuations in the investment markets, changes in the retail marketplace or fluctuations in interest rates;

     -  changes in our business tactics or strategies;

     -  changes in the laws or regulations affecting our operations;

     - acquisitions of assets or of new or complementary operations, or the sale of any segment of our existing operations;

     - changing market forces or litigation which necessitate, in the opinion of our management, changes in our plans, strategies or tactics; and

     - other factors that we discuss in the section of this prospectus entitled "Risk Factors" on page 7.

     Any forward-looking statements are our expectations on the date we make them. We will not update any forward-looking statements to reflect events or circumstances arising after the date on which we made them. Actual results, performance or achievements can differ materially from results suggested by these forward-looking statements because of a variety of factors including those described in the section of this prospectus entitled "Risk Factors" on page 7.
                             ---------------------

     For North Carolina residents: the Commissioner of Insurance of the State of North Carolina has not approved or disapproved this offering nor has the Commissioner passed upon the accuracy or adequacy of this prospectus.
                             ---------------------

     The laws of various states prohibit any person or entity from directly or indirectly acquiring 10% or more (5% or more in Alabama and Florida) of the voting control of any domestic insurance holding company without approval of such states' respective Commissioner of Insurance.

                               PROSPECTUS SUMMARY

     This summary highlights some of the information contained in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.

     In this prospectus, when we refer to "Midland," "we" or "our," we are referring to The Midland Company and all of its subsidiaries. When we refer to AMIG, we are referring to our subsidiary, American Modern Insurance Group, and its insurance company subsidiaries. AMIG is the holding company for our insurance operations. When we refer to M/G Transport, we are referring to our two transportation subsidiaries, M/G Transport Services, Inc. and MGT Services Inc.

                                  THE COMPANY

     Midland is a holding company which, through its operating subsidiaries, provides specialty insurance products and river transportation services. American Modern Insurance Group or AMIG, Midland's insurance subsidiary, is a leading provider of specialty property and casualty insurance products to the manufactured housing market. AMIG's revenues accounted for more than 90% of Midland's revenues in 1998. M/G Transport, Midland's transportation operation, brokers freight and charters barges to move commodities on the inland waters of the United States, primarily on the lower Mississippi River and its tributaries. At March 31, 1999, we had total assets of approximately $822.4 million and shareholders' equity of approximately $251.0 million.

     AMIG is one of the largest specialty providers of property and casualty insurance to the manufactured housing market in the United States. During 1998, $330.6 million of AMIG's $458.5 million of direct and assumed written premium related to the manufactured housing market. In recent years, AMIG's knowledge of the manufactured housing, retail dealership and consumer finance markets has enabled it to develop and distribute a number of related specialty insurance products and services to these markets. AMIG, through one or more subsidiaries, is licensed in all 50 states and the District of Columbia. A.M. Best Company, an independent company that rates insurance companies, has given a group rating of "A (Excellent)" to AMIG and its property and casualty subsidiaries.

     The core strategy for AMIG's insurance operations is to target specialty insurance markets in which we believe AMIG can create a sustainable competitive advantage through its knowledge of products, customers and channels of distribution. AMIG seeks to differentiate itself in its selected markets by designing products tailored to meet the specific needs of its customers and by providing higher levels of customer service than its competitors. The principal elements of AMIG's strategy are as follows:

          Focus on Specialty Markets. AMIG's primary focus is the manufactured housing market in which we believe that AMIG has developed unique expertise in evaluating, pricing and servicing risk. This expertise has led AMIG to introduce additional specialty products in related markets.

          Diversified Distribution Channels. AMIG distributes its specialty insurance products through a wide variety of channels including retail and wholesale insurance agents, manufactured housing dealers, consumer finance companies and banks. AMIG believes that this broad distribution network provides it with a competitive advantage because it diversifies AMIG's exposure to risk while allowing AMIG to target its insurance products to specific markets.

          Disciplined Underwriting. AMIG designs and prices its insurance products to produce an underwriting profit. AMIG reviews the pricing of each of its products in each of its markets every 12 to 24 months to insure products are performing as planned.

          Claims Management Expertise. AMIG strives to provide its policyholders with timely and accurate claims handling. To accomplish this goal, AMIG has over 145 in-house claims adjusters located strategically throughout the United States. AMIG believes that its internal claims-handling capabilities result in greater customer satisfaction and improved underwriting results.

          Catastrophe Management. AMIG, like other property and casualty insurers, cannot avoid catastrophic, weather-related losses. AMIG seeks to diversify its insurance exposures geographically and has purchased a series of reinsurance policies. Under these reinsurance policies, a reinsurance company agrees to pay some of the catastrophic losses AMIG suffers after those losses reach a certain level.

          Development of Fee-Based Income Opportunities. AMIG believes that its insurance expertise and its relationships with financial institutions allow it to create additional opportunities to increase revenues by offering fee-based services. The most significant example of this has been the development of Ameritrac, AMIG's proprietary loan and lease tracking service. Through Ameritrac, AMIG provides fee-based services to banks, credit unions and finance companies. Such services enable AMIG to increase its fee-based revenue and strengthen its relationships with key channels of distribution while creating additional sources of growth.

     Midland was founded in 1938 by the late J.P. Hayden and H.R. LaBar. Since that time, members of the Hayden and LaBar families have been actively involved in the management of our operations. Members of the Hayden and LaBar families have a beneficial interest in approximately 62% of Midland's common stock before the offering and will have a beneficial interest in approximately 50% of the common stock after the offering. Members of the Hayden and LaBar families will sell 550,000 shares of Midland common stock through the offering.

     Midland's principal executive offices are located at 7000 Midland Boulevard, Amelia, Ohio, 45102-2607, and our telephone number at that address is
(513) 943-7100.

                                  THE OFFERING

Total shares offered by this             1,750,000 shares
  prospectus.........................
     Offered by Midland..............    1,170,000 shares
     Offered by the selling              580,000 shares
       shareholders..................

Shares outstanding at March 31,          9,515,249 shares (1)
  1999...............................
Shares to be outstanding after the       10,685,249 shares (1)
  offering...........................

Use of proceeds......................    We intend to use the proceeds to
                                         increase the capital and surplus and
                                         fund future growth of our insurance
                                         subsidiaries, to repay a portion of
                                         Midland's and AMIG's current debt and
                                         for other general corporate purposes.
                                         We may also use some of the proceeds
                                         to make investments or acquisitions.
                                         Midland will receive no proceeds from
                                         the sale of shares by the selling
                                         shareholders.

American Stock Exchange symbol(2)....    MLA

     Unless otherwise stated, all information in this prospectus assumes that the underwriters' over-allotment option is not exercised.

---------------

(1) Excludes 1,128,500 shares of common stock authorized for future option awards or stock grants at March 31, 1999. Also excludes 276,450 additional shares of common stock reserved for issuance for stock options outstanding at March 31, 1999.

(2) Midland has applied to list the common stock on the Nasdaq National Market under the symbol "MLAN".

                      SUMMARY FINANCIAL AND OPERATING DATA

                                  AT AND FOR THE
                                   QUARTER ENDED
                                     MARCH 31,               AT AND FOR THE YEAR ENDED DECEMBER 31,
                                -------------------   ----------------------------------------------------
                                  1999       1998       1998       1997       1996       1995       1994
                                --------   --------   --------   --------   --------   --------   --------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
Total Revenues................  $114,084   $107,237   $442,362   $373,768   $337,738   $313,227   $273,483
Income from Continuing
  Operations..................    11,085      8,584     26,932     24,367      3,743     16,048     11,637
Loss from Discontinued
  Operations(1)...............        --         --         --     (6,817)    (2,675)    (6,496)    (2,218)
                                --------   --------   --------   --------   --------   --------   --------
Net Income....................  $  7,860   $  6,040   $ 26,932   $ 17,550   $  1,068   $  9,552   $  9,419
                                ========   ========   ========   ========   ========   ========   ========
Operating Income from
  Continuing Operations(2)....  $  7,165   $  5,365   $ 22,802   $ 21,657   $  1,995   $ 14,506   $ 10,214
                                ========   ========   ========   ========   ========   ========   ========
Diluted Earnings (Loss) per
  Share:
  Continuing Operations.......  $   0.83   $   0.64   $   2.86   $   2.63   $   0.41   $   1.74   $   1.27
  Discontinued Operations.....        --         --         --      (0.74)     (0.29)     (0.70)     (0.24)
                                --------   --------   --------   --------   --------   --------   --------
         Total................  $   0.83   $   0.64   $   2.86   $   1.89   $   0.12   $   1.04   $   1.03
                                ========   ========   ========   ========   ========   ========   ========
Diluted Operating Income per
  Share from Continuing
  Operations(2)...............  $   0.76   $   0.57   $   2.42   $   2.33   $   0.22   $   1.57   $   1.12
                                ========   ========   ========   ========   ========   ========   ========
BALANCE SHEET DATA:
Total Invested Assets.........  $576,317   $496,615   $593,857   $504,106   $403,804   $373,275   $282,116
Total Assets..................   822,430    747,669    837,220    760,463    655,979    600,905    479,497
Total Debt....................    67,448     71,691     76,085     92,309     95,170    101,076     74,637
Shareholders' Equity..........   251,004    206,081    248,832    197,026    159,688    156,595    132,437
Book Value Per Share..........  $  26.38   $  22.16   $  26.61   $  21.11   $  17.50   $  17.28   $  14.73
Common Shares Outstanding.....     9,515      9,301      9,352      9,334      9,126      9,060      8,991

OTHER DATA:
AMIG's Property and Casualty
  Operations:
Direct and Assumed Written
  Premium.....................  $103,802   $100,529   $446,248   $423,964   $387,165   $376,330   $275,509
Net Written Premium...........    99,177     90,060    391,770    342,711    290,355    285,306    235,821

GAAP Ratios:
Loss and Loss Adjustment
  Expense Ratio...............      49.4%      53.3%      56.1%      55.1%      61.8%      52.0%      55.0%
Underwriting Expense Ratio....      45.1       41.9       40.8       40.7       42.5       45.2       43.5
                                --------   --------   --------   --------   --------   --------   --------
Combined Ratio................      94.5%      95.2%      96.9%      95.8%     104.3%      97.2%      98.5%
Statutory Capital and
  Surplus.....................  $216,096   $175,467   $217,091   $164,128   $124,131   $113,189   $ 89,910
Net Written Premium to
  Statutory Surplus...........        --         --        1.8x       2.1x       2.3x       2.5x       2.6x

---------------

(1) On September 29, 1997, our sportswear subsidiary sold substantially all of its assets to Brazos, Inc., a subsidiary of Brazos Sportswear, Inc. These assets were sold for approximately $13.3 million in cash resulting in an after-tax loss on the disposal of approximately $3.3 million.

(2) Represents income from continuing operations excluding net realized investment gains or losses, net of federal income taxes.

                                  RISK FACTORS

     You should consider carefully the following risks before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely be adversely affected.

WE COULD INCUR SUBSTANTIAL LOSSES FROM CATASTROPHES AND WEATHER-RELATED EVENTS

     Property and casualty insurers like AMIG have experienced, and will experience in the future, catastrophe losses. Catastrophe losses can materially affect AMIG's financial results. Major weather-related catastrophes that affected AMIG in recent years included storms in the second and third quarters of 1998 and Hurricanes Fran and Bertha in 1996. AMIG is particularly susceptible to weather-related losses in the second and third quarters when hurricanes and tornados occur most frequently. AMIG incurred approximately $5 million (pre-tax) in weather-related losses as a result of the severe thunderstorms and tornados occurring in Oklahoma, Kansas and parts of the southeastern United States in early May 1999.

     In 1998, approximately 61% of AMIG's property and casualty direct and assumed written premium was derived from the southeastern United States, Texas and Oklahoma. Because of this concentration of business, AMIG may be more exposed to hurricanes, tornados and other weather-related losses than some of its competitors. A single catastrophe loss, or a number of large catastrophe losses in a short amount of time, could have a material adverse effect on our financial condition or results. See the sections of this prospectus entitled "Business -- Geographic Risk Management" on page 33 and
"Business -- Reinsurance" on page 35.

     Historically, these factors have contributed to significant quarter-to-quarter and year-to-year fluctuations in the underwriting results of AMIG and our net earnings. Because of this fluctuation in underwriting results, historical periodic results of operations may not be indicative of future results of operations. Periodic fluctuations in our operating results could affect the market price of our common stock. See the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 17.

AMIG'S RESULTS ARE DEPENDENT ON CONDITIONS IN THE MANUFACTURED HOUSING INDUSTRY

     Level of Manufactured Housing Sales

     A significant number of the insurance policies AMIG issues each year are written in conjunction with the sale of a new manufactured home. A significant or prolonged downturn in the level of manufactured housing sales may result in a decline in AMIG's premium volume and income. Several factors may affect the market for manufactured housing. These include general economic conditions, interest rate levels and government regulations.

     Consolidation in the Manufactured Housing Industry

     The manufactured housing industry has experienced substantial consolidation in recent years. This consolidation has included the purchase of independent dealerships by larger dealer organizations and the purchase of dealerships by manufacturers. Because manufactured housing dealerships are an important channel of distribution for AMIG, continued consolidation that results in fewer manufactured housing dealers could lead to a decrease of AMIG's revenues.

OUR INVESTMENT PORTFOLIO COULD LOSE VALUE

     Market Volatility and Changes in Interest Rates

     AMIG's investment portfolio primarily consists of fixed income securities (such as investment grade, publicly-traded corporate debt securities and U.S. government securities) and publicly-traded equity securities. At March 31, 1999, approximately 76% of AMIG's investment portfolio was invested in fixed income securities, approximately 23% was invested in equity securities and approximately 1% represented accrued interest and dividends. AMIG's investment portfolio is subject to general market risks. A decrease in the value of AMIG's investment portfolio would cause a decrease in AMIG's capital and surplus which in turn would limit AMIG's ability to write additional insurance. This could have a material adverse effect on our financial condition or results. In addition, the fixed income portion of the portfolio is subject to risks of loss upon default and price volatility in reaction to changes in interest rates.

     Concentration of Investments

     At March 31, 1999, approximately 12% of AMIG's total portfolio, or approximately $70 million in market value, was invested in the common stock of Firstar Corporation. A material decrease in the price of common stock of Firstar Corporation would cause the value of AMIG's investment portfolio to decline and would result in a decrease in AMIG's capital and surplus.

ONE SIGNIFICANT CUSTOMER ACCOUNTS FOR A SIGNIFICANT PORTION OF OUR REVENUES

     Revenues from one source, Green Tree Financial Corporation, accounted for approximately 14% of our revenues during 1998 and approximately 15% for the first three months of 1999. No other single customer or producer accounted for more than 3% of our revenues during these periods. The loss of all or a significant part of AMIG's business with Green Tree Financial Corporation could have a material adverse effect on our financial condition or results.

IT WOULD BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE MIDLAND

     Controlling Shareholders

     Members of the Hayden and LaBar families have a beneficial interest in approximately 62% of Midland's common stock. Members of these families serve as executive officers and directors of Midland. See the section of this prospectus entitled "Management -- Executive Officers and Directors" on page 46. Through their ownership of common stock and their positions with Midland, these families effectively control Midland. They have the practical ability to elect a majority of directors, approve or disapprove mergers or similar transactions and amend our Articles of Incorporation without having to secure the votes of other shareholders. A third party would need the approval of a large portion of the members of these families to gain control of Midland.

     Anti-Takeover Considerations

     Certain provisions of Midland's Articles of Incorporation and Code of Regulations and of Ohio law make it difficult for a third party to acquire control of Midland without the consent of the board of directors, even if a change in control would be beneficial to shareholders. The Articles of Incorporation allow Midland to issue preferred stock without shareholder approval. Any series of preferred stock will likely be senior to the common stock regarding the payment of dividends and the rights of shareholders upon the dissolution of Midland. Issuances of preferred stock could make it more difficult for a third party to acquire Midland. See the section of this prospectus entitled "Description of Capital Stock" on page 51.

OUR SUBSIDIARIES MAY BE UNABLE TO PAY DIVIDENDS

     Midland and AMIG are organized as holding companies. Almost all of their operations are conducted by subsidiaries. For Midland to pay dividends to its shareholders and meet its other obligations Midland must receive management fees and dividends from AMIG and its other subsidiaries. In order for AMIG to pay dividends and management fees to Midland and meet its other obligations, AMIG must receive dividends and management fees from its subsidiaries.

     Payments of dividends by our insurance subsidiaries is regulated under state insurance laws. The regulations in the states where each insurance company subsidiary is domiciled limit the amount of dividends that can be paid without prior approval from state insurance regulators. Without regulatory approval, the maximum amount of dividends that can be paid in 1999 to AMIG is approximately $21 million. The maximum dividend permitted by law does not necessarily indicate an insurer's actual ability to pay dividends. The actual ability to pay dividends may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus, that could affect an insurer's ratings, competitive position, the amount of premium that can be written and its ability to pay future dividends. In addition, state regulators have broad discretion to limit the payment of dividends by insurance companies. A prolonged, significant decline in insurance subsidiary profits or regulatory action limiting dividends could subject us to shortages of cash because our subsidiaries will not be able to pay us dividends.

WE MAY BE UNABLE TO REINSURE INSURANCE RISKS

     AMIG uses reinsurance to attempt to limit the risks associated with its insurance products. The availability and cost of reinsurance are subject to prevailing market conditions. Poor conditions in the reinsurance market could cause AMIG to reduce its volume of business and impact its profitability. If any of AMIG's reinsurers can not pay their reinsurance obligations, AMIG will still have to pay losses to its insureds.

OUR LOSS RESERVES MAY BE INADEQUATE

     AMIG's insurance subsidiaries regularly establish reserves to cover their estimated liabilities for losses and loss adjustment expenses for both reported and unreported claims. These reserves do not represent an exact calculation of liabilities. Rather, these reserves are management's estimates of the cost to settle and administer claims. These expectations are based on facts and circumstances known at the time, predictions of future events, estimates of future trends in the severity and frequency of claims and judicial theories of liability and inflation. Actual losses for a particular period significantly in excess of AMIG's reserves for the period could have a material adverse effect on our financial condition or results.

REGULATORY ACTIONS COULD IMPAIR OUR BUSINESS

     AMIG's insurance subsidiaries are subject to regulation under the insurance laws of states in which they operate. These laws provide safeguards for policyowners. They are not intended to protect the interests of shareholders. Regulation and supervision of each insurance subsidiary is administered by a state insurance commissioner. State insurance commissioners have broad statutory powers to grant and revoke licenses, approve premium rates, forms of insurance contracts and types and amounts of business which an insurance company may conduct in light of its statutory capital and surplus. The statutes of most states provide for filing premium rate schedules and other information with the insurance commissioner, either directly or through rating organizations. Insurance commissioners generally have the authority to disapprove filings. Insurance commissioners can also make changes to rates if rates are found to be excessive, inadequate or unfairly discriminatory. The determination of rates is based on various factors, including loss and loss adjustment expense experience. The failure to obtain, or delay in obtaining, the required approvals from applicable departments of insurance could have a material adverse effect on the operations of AMIG's insurance subsidiaries.

     The National Association of Insurance Commissioners has adopted a number of model laws and regulations which apply to both life and property and casualty insurance companies. One model law attempts to ensure that all insurance companies have acceptably low expectations of becoming financially impaired. The model law provides for increasing levels of regulatory intervention as the ratio of an insurer's total adjusted capital and surplus decreases relative to its capital which is at risk. A state insurance department can take control of an insurance company domiciled in that state if the ratio is too low. Based on 1998 results, all of AMIG's insurance subsidiaries exceed the minimum applicable risk-based capital calculations.

AMIG'S INSURANCE RATINGS MAY BE DOWNGRADED

     Insurance companies are rated based on their ability to pay claims and on their financial strength. Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Ratings are based upon factors relevant to policyholders. Ratings are not directed toward protecting shareholders. Rating agencies periodically review their ratings. There can be no assurance that current ratings will be maintained in the future. A.M. Best has given a group rating of "A (Excellent)" to AMIG and its property and casualty insurance subsidiaries and has given ratings of "B++ (Very Good)" to AMIG's credit life insurance companies. In particular, financial institutions, including banks and credit unions, are sensitive to ratings and may discontinue using an insurance company if the insurance company is downgraded. Downgrades in the ratings of AMIG's insurance company subsidiaries could have a material adverse effect on our financial condition or results.

OUR INDUSTRY IS HIGHLY COMPETITIVE

     The specialty insurance lines operated by AMIG are highly competitive. AMIG competes with national and regional insurers, many of whom have greater financial and marketing resources than AMIG. The types of insurance coverages that AMIG sells are often a relatively small portion of the business placed by some of AMIG's competitors. Competition in the insurance industry has intensified in recent years as the industry has consolidated. Continuing consolidation in the insurance industry could cause those seeking insurance to choose companies other than AMIG and its subsidiaries which may have a material adverse effect on our financial condition or results.

WE, OR SOME OF OUR BUSINESS PARTNERS, MAY FAIL TO BECOME YEAR 2000 COMPLIANT

     Much computer hardware and software was designed with a two digit field to represent the year. Some of this hardware and software may not recognize the designation "00" as the designation for the year 2000. This could cause computers to calculate erroneous data or shutdown entirely. In 1998, we established a work plan to deal with the Year 2000 issue. We have, generally, met the schedule established by that work plan. The financial impact to us in connection with Year 2000 issues has not, and is not anticipated, to affect materially our results of operations. However, our failure, or our distributors' or vendors' failure, to become Year 2000 compliant may have a material adverse effect on our financial condition or results. See the section of this prospectus entitled
"Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance" on page 24.

IMPLEMENTATION OF PENDING LEGISLATION COULD AFFECT OUR RESULTS

     The Banking Committees of the U.S. Senate and House of Representatives recently have approved different versions of bills that would modernize the financial services industry. If either bill or similar proposals become law, banking and securities firms would be allowed to affiliate with insurance companies. The bills also address the possible sale of insurance by banks. Such changes in the insurance industry could have a material adverse impact on our financial condition or results.

WE ARE SUBJECT TO VARIOUS LITIGATION

     AMIG's insurance subsidiaries are routinely involved in litigation which arises in the ordinary course of business. It is possible that a court could impose significant punitive, bad faith, extra-contractual or other extraordinary damages against AMIG or one of its subsidiaries. This could have a material adverse effect on our financial condition or results.

     In addition, a substantial number of civil jury verdicts have been returned against insurance companies in several jurisdictions in the United States, including jurisdictions in which we do business. Some of these verdicts have resulted from suits which allege improper sales practices, agent misconduct, failure to properly supervise agents and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against insurance companies. Some of these judgments have included punitive damages that are disproportionate to the actual damages.

     M/G Transport Services, Inc. was subject to a nine-count criminal indictment in February, 1995 alleging violations of certain environmental laws. M/G Transport Services, Inc. was, initially, found guilty on eight of the nine counts. As a result of the guilty verdicts against it, M/G Transport Services, Inc. could have been fined up to $3.7 million. M/G Transport Services, Inc. filed a motion to dismiss those eight counts. The court dismissed six of the eight counts against M/G Transport Services, Inc. In October 1997,

M/G Transport Services, Inc. was fined $250,000 and placed on two years' probation on the two remaining counts. The United States appealed the dismissal of the six counts, and on April 22, 1999, a three judge panel of the Sixth Circuit Court of Appeals issued an opinion which reversed the earlier ruling of the trial court which had dismissed six of the eight counts against M/G Transport Services, Inc. and several counts against individual defendants formerly employed by M/G Transport Services, Inc. All of the verdicts against M/G Transport Services, Inc. on the six counts which had been dismissed by the trial court were reinstated by the Court of Appeals. Although we do not believe that any resulting penalties could have a material adverse effect on our financial condition or results, there can be no such assurance. See the section of this prospectus entitled "Business -- Legal Proceedings" on page 45.

                                USE OF PROCEEDS

     Midland is selling 1,170,000 shares of common stock. Midland would receive
net proceeds of approximately $     million (approximately $          if the
underwriters' over-allotment option is exercised in full) based on an offering
price of $     per share of common stock. These proceeds are calculated by deducting the underwriting discount and estimated offering expenses. Midland expects to use the proceeds to increase the capital and surplus and fund future growth of its insurance subsidiaries, to repay a portion of Midland's and AMIG's current debt and for other general corporate purposes which may include investments or acquisitions in Midland's current lines of business or extensions of Midland's current lines of business. AMIG expects to repay approximately $10 million of the $20 million currently outstanding under a revolving credit facility which bears a weighted average interest rate at March 31, 1999 of approximately 6.03%. Midland also expects to repay approximately $7 million of unsecured, short-term borrowings bearing a weighted average interest rate of 5.34%. Although Midland routinely seeks and discusses potential acquisitions that would complement its existing business, Midland is not currently engaged in negotiations related to material investments or acquisitions.

     Midland will not receive any proceeds from the sale of common stock by the selling shareholders.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The common stock is listed on the American Stock Exchange under the symbol "MLA." Midland has applied to list the common stock on the Nasdaq National Market under the symbol "MLAN." The following table sets forth the high and low sales prices for the common stock as reported on the American Stock Exchange for the periods indicated and reflects the 3-for-1 split of the common stock which occurred on May 21, 1998:

                                                 HIGH      LOW      CASH DIVIDENDS
                                                ------    ------    --------------
1997:
  First quarter...............................  $14.75    $12.42       $0.0583
  Second quarter..............................   16.67     12.67        0.0583
  Third quarter...............................   19.17     16.42        0.0583
  Fourth quarter..............................   21.50     19.04        0.0583
1998:
  First quarter...............................   27.13     19.42        0.0625
  Second quarter..............................   31.67     22.88        0.0625
  Third quarter...............................   30.75     22.50        0.0625
  Fourth quarter..............................   22.50     20.00        0.0625
1999:
  First quarter...............................   27.75     22.38        0.0675
  Second quarter (through May   ).............

     On May   , 1999, the last reported sale price of the common stock on the
American Stock Exchange was $          per share.

     Midland's Board of Directors has historically followed a policy of declaring quarterly cash dividends on each share of the common stock. For 1997, Midland paid quarterly cash dividends of $0.0583 per share, and in 1998 Midland paid a quarterly dividend of $0.0625 per share. On January 28, 1999, Midland increased its quarterly dividend to $0.0675 per share. On April 29, 1999, Midland declared a $0.0675 per share dividend payable on July 6, 1999, to shareholders of record on June 18, 1999.

     Holders of common stock are entitled to receive dividends declared by Midland's Board of Directors. Midland currently intends to continue to pay quarterly cash dividends on its common stock. However, Midland cannot assure you that it will not change its dividend policy after the offering. Whether Midland declares and pays dividends after the offering will depend upon business conditions, operating results, capital and reserve requirements and the Board of Directors' consideration of other relevant factors. Midland is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends and fees from its subsidiaries. AMIG's insurance company subsidiaries are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See the section of this prospectus entitled "Risk Factors -- Our Subsidiaries May Be Unable to Pay Dividends" on page 9.

                                 CAPITALIZATION

     The following table sets forth the capitalization of Midland as of March 31, 1999 on an actual basis and on an as adjusted basis to reflect the issuance of the 1,170,000 shares of common stock to be sold by Midland in this offering, after deducting underwriting discounts and commissions and estimated offering expenses. You should read this table in conjunction with Midland's consolidated financial statements and notes included elsewhere in this prospectus. Also, see the sections of this prospectus entitled "Selected Financial Data" on page 15 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 17.

                                                              MARCH 31, 1999
                                                          -----------------------
                                                           ACTUAL     AS ADJUSTED
                                                          --------    -----------
                                                          (DOLLARS IN THOUSANDS)
Notes payable within one year:
  Banks.................................................  $  7,000     $
  Commercial paper......................................     6,742
                                                          --------     --------
          Total.........................................    13,742
                                                          --------
Long-term debt:
  Insurance obligations.................................    20,000
  Real estate obligations...............................    26,472
  Equipment obligations.................................     7,121
  Obligations under capital leases......................       113
                                                          --------     --------
          Total.........................................    53,706
                                                          --------
Shareholders' equity:
  Preferred stock; 500,000 shares authorized; no shares
     issued or outstanding..............................        --           --
  Common stock, 20,000,000 shares authorized; 9,515,249
     shares issued and outstanding; 10,685,249 shares
     issued and outstanding, as adjusted(1).............       911
  Additional paid-in capital............................    17,385
  Accumulated other comprehensive income................    66,217
  Retained earnings.....................................   185,615
  Unvested restricted stock awards......................    (4,027)
  Treasury stock, at cost...............................   (15,097)
                                                          --------     --------
       Total shareholders' equity.......................   251,004
                                                          --------     --------
          Total capitalization..........................  $318,452     $
                                                          ========     ========

---------------

(1) Excludes 1,128,500 shares of common stock authorized for future option awards or stock options at March 31, 1999. Also excludes 276,450 additional shares of common stock reserved for issuance for stock options outstanding at March 31, 1999.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of Midland at and for the year ended December 31, 1994 through 1998 and at and for the quarter ended March 31, 1998 and 1999. The financial data for 1994 through 1998 are derived from financial statements audited by Deloitte & Touche LLP, independent certified public accountants. The selected consolidated statement of operations data for the quarters ended March 31, 1998 and 1999 and the balance sheet data at March 31, 1998 and 1999 are derived from unaudited financial statements and include adjustments, consisting only of normal recurring adjustments, that Midland considers necessary for a fair presentation of the financial information for these periods. Revenues and operating results for the quarter ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. You should read this table with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 17. This table is a summary and is qualified by reference to the consolidated financial statements and notes included elsewhere in this prospectus.

                                             AT AND FOR THE
                                              QUARTER ENDED
                                                MARCH 31,               AT AND FOR THE YEAR ENDED DECEMBER 31,
                                           -------------------   ----------------------------------------------------
                                             1999       1998       1998       1997       1996       1995       1994
                                           --------   --------   --------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
Revenues:
  Insurance:
    Premiums earned......................  $ 98,137   $ 90,479   $375,478   $311,159   $280,614   $263,006   $206,339
    Net investment income................     6,071      5,842     23,908     21,332     18,269     16,107     10,090
    Net realized investment gains........     1,070      1,039      6,354      4,170      2,690      2,373      2,189
    Other insurance income...............       746        485      2,508      1,557      1,602        618        844
  Transportation(1)......................     7,927      9,237     33,059     34,933     34,064     30,371     53,163
  Other..................................       133        155      1,055        617        499        752        858
                                           --------   --------   --------   --------   --------   --------   --------
        Total............................   114,084    107,237    442,362    373,768    337,738    313,227    273,483
Costs and Expenses:
  Insurance:
    Losses and loss adjustment
      expenses...........................    48,382     48,121    210,015    171,163    172,426    136,211    113,096
    Commissions and other policy
      acquisition costs..................    30,005     25,513    103,169     79,518     81,533     80,520     64,557
    Operating and administrative
      expenses...........................    14,867     14,855     54,309     49,118     41,355     39,475     26,103
  Transportation operating expenses(1)...     7,688      8,150     28,287     30,079     31,163     28,033     47,820
  Interest expense.......................     1,062      1,257      4,991      4,983      4,829      3,037      3,800
  Other operating and administrative
    expenses.............................       995        757      4,064      4,204      3,115      3,462      2,807
                                           --------   --------   --------   --------   --------   --------   --------
        Total............................   102,999     98,653    404,835    339,065    334,421    290,738    258,183
                                           --------   --------   --------   --------   --------   --------   --------
Income from Continuing Operations before
  Federal Income Tax.....................    11,085      8,584     37,527     34,703      3,317     22,489     15,300
Provision (Credit) for Federal Income
  Tax....................................     3,225      2,544     10,595     10,336       (426)     6,441      3,663
                                           --------   --------   --------   --------   --------   --------   --------
Income from Continuing Operations........     7,860      6,040     26,932     24,367      3,743     16,048     11,637
Loss from Discontinued Operations(2).....        --         --         --     (6,817)    (2,675)    (6,496)    (2,218)
                                           --------   --------   --------   --------   --------   --------   --------
Net Income...............................  $  7,860   $  6,040   $ 26,932   $ 17,550   $  1,068   $  9,552   $  9,419
                                           ========   ========   ========   ========   ========   ========   ========
Basic Earnings (Loss) per Share:
  Continuing Operations..................  $   0.86   $   0.67   $   2.99   $   2.72   $   0.42   $   1.81   $   1.31
  Discontinued Operations................        --         --         --      (0.76)     (0.30)     (0.73)     (0.25)
                                           --------   --------   --------   --------   --------   --------   --------
        Total............................  $   0.86   $   0.67   $   2.99   $   1.96   $   0.12   $   1.08   $   1.06
                                           ========   ========   ========   ========   ========   ========   ========
Diluted Earnings (Loss) per Share:
  Continuing Operations..................  $   0.83   $   0.64   $   2.86   $   2.63   $   0.41   $   1.74   $   1.27
  Discontinued Operations................        --         --         --      (0.74)     (0.29)     (0.70)     (0.24)
                                           --------   --------   --------   --------   --------   --------   --------
        Total............................  $   0.83   $   0.64   $   2.86   $   1.89   $   0.12   $   1.04   $   1.03
                                           ========   ========   ========   ========   ========   ========   ========
Cash Dividends per Share.................  $   0.07   $   0.06   $   0.25   $   0.23   $   0.22   $   0.21   $   0.19

                                             AT AND FOR THE
                                              QUARTER ENDED
                                                MARCH 31,               AT AND FOR THE YEAR ENDED DECEMBER 31,
                                           -------------------   ----------------------------------------------------
                                             1999       1998       1998       1997       1996       1995       1994
                                           --------   --------   --------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
Operating Income from Continuing
  Operations(3)..........................  $  7,165   $  5,365   $ 22,802   $ 21,657   $  1,995   $ 14,506   $ 10,214
                                           ========   ========   ========   ========   ========   ========   ========
Diluted Operating Income per Share from
  Continuing Operations(3)...............  $   0.76   $   0.57   $   2.42   $   2.33   $   0.22   $   1.57   $   1.12
                                           ========   ========   ========   ========   ========   ========   ========

BALANCE SHEET DATA:

Total Invested Assets....................  $576,317   $496,615   $593,857   $504,106   $403,804   $373,275   $282,116
Total Assets.............................   822,430    747,669    837,220    760,463    655,979    600,905    479,497
Total Debt...............................    67,448     71,691     76,085     92,309     95,170    101,076     74,637
Unearned Premiums........................   259,054    236,309    255,115    240,340    208,417    190,948    158,316
Loss Reserves............................   125,893    126,733    125,496    120,134     95,830     68,347     57,715
Shareholders' Equity.....................   251,004    206,081    248,832    197,026    159,688    156,595    132,437

Book Value Per Share.....................  $  26.38   $  22.16   $  26.61   $  21.11   $  17.50   $  17.28   $  14.73
Common Shares Outstanding................     9,515      9,301      9,352      9,334      9,126      9,060      8,991

OTHER DATA:
AMIG'S PROPERTY AND CASUALTY OPERATIONS:
Direct and Assumed Written Premium.......  $103,802   $100,529   $446,248   $423,964   $387,165   $376,330   $275,509
Net Written Premium......................    99,177     90,060    391,770    342,711    290,355    285,306    235,821

GAAP Ratios:
Loss and Loss Adjustment Expense Ratio...      49.4%      53.3%      56.1%      55.1%      61.8%      52.0%      55.0%
Underwriting Expense Ratio...............      45.1       41.9       40.8       40.7       42.5       45.2       43.5
                                           --------   --------   --------   --------   --------   --------   --------
Combined Ratio...........................      94.5%      95.2%      96.9%      95.8%     104.3%      97.2%      98.5%
Statutory Capital and Surplus............  $216,096   $175,467   $217,091   $164,128   $124,131   $113,189   $ 89,910
Net Written Premium to Statutory Surplus
  Ratio..................................        --         --       1.8x       2.1x       2.3x       2.5x       2.6x

AMIG'S CREDIT LIFE OPERATIONS:
Direct and Assumed Written Premium.......  $  2,806   $  2,730   $ 12,294   $ 10,996   $ 11,939   $ 12,444   $  8,976
Net Written Premium......................     2,046      2,027      8,757      6,509      5,740      6,502      4,527

Statutory Capital and Surplus............    10,930      9,537     10,556      9,272      8,145      7,635      7,500

M/G TRANSPORT'S TRANSPORTATION
  OPERATIONS(1):
Net Revenues.............................  $  7,927   $  9,237   $ 33,059   $ 34,933   $ 34,064   $ 30,371   $ 53,163
Net Income...............................       110        828      2,994      3,126      1,938      1,585      2,000
Total Assets.............................    35,462     41,409     41,576     44,544     41,458     48,375     52,534
Shareholders' Equity.....................    19,185     18,830     19,075     19,081     15,658     34,219     32,736

---------------

(1) M/G Transport sold approximately 66% of its assets in December 1994.

(2) On September 29, 1997, Midland's sportswear subsidiary sold substantially all of its assets to Brazos, Inc., a subsidiary of Brazos Sportswear, Inc. These assets were sold for approximately $13.3 million in cash resulting in an after-tax loss on the disposal of approximately $3.3 million.

(3) Represents income from continuing operations excluding net realized investment gains or losses, net of federal income taxes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LINES OF BUSINESS AND REPORTABLE SEGMENTS

     The discussions of Results of Operations and Liquidity and Capital Resources are grouped according to Midland's two primary lines of business (insurance and transportation) and three reportable segments (manufactured housing insurance, other insurance and transportation). A description of the operations of each of these lines, along with a brief discussion of Discontinued Operations, is included below.

INSURANCE

     Midland's specialty insurance operations are conducted through AMIG, a wholly owned subsidiary of Midland and a holding company for six property and casualty insurance companies, two credit life insurance companies and two licensed insurance agencies. Other subsidiaries of AMIG offer warranty products and operate Ameritrac, AMIG's proprietary loan and lease tracking service. AMIG is licensed, through its subsidiaries, to write insurance in all 50 states and the District of Columbia. The majority of AMIG's business relates to physical damage insurance and related coverages on manufactured homes, generally written for a term of 12 months with coverages similar to conventional homeowner's insurance policies. Other insurance products include lower valued homes, dwelling fire, homeowners, mortgage fire, collateral protection, watercraft, long-haul truck, commercial park and dealer, excess and surplus lines, specialty auto and extended service contracts.

TRANSPORTATION

     M/G Transport operates a barge chartering and freight brokerage business. M/G Transport arranges for the movement of dry bulk commodities such as petroleum coke, ores, barite, fertilizers, sugar and other dry cargos primarily on the Gulf Coast and the lower Mississippi River and its tributaries.

DISCONTINUED OPERATIONS

     On September 29, 1997, Midland's sportswear subsidiary sold substantially all of its assets to Brazos, Inc., a subsidiary of Brazos Sportswear, Inc. These assets were sold for approximately $13.3 million in cash resulting in an after-tax loss on the disposal of approximately $3.3 million. The cash proceeds from this transaction were primarily used to reduce Midland's short-term bank borrowings. The results of operations and the related loss on disposal for these operations are categorized in the consolidated financial statements as "Discontinued Operations" and are reported separately from continuing operations. Management does not expect any future activity in regard to this subsidiary to have a material impact on the consolidated financial results of Midland and there have been no financial results reported from this discontinued subsidiary since the date of sale.

QUARTER ENDED MARCH 31, 1999 COMPARED TO QUARTER ENDED MARCH 31, 1998

INSURANCE

     Insurance Premiums

     Direct and assumed written premiums generated from AMIG's property and casualty and life insurance subsidiaries increased 3.2% in the first quarter to $106.6 million from $103.3 million for the same quarter of 1998. Net earned premiums for the first quarter increased 8.5% to $98.1 million from $90.5 million for the comparable quarter in 1998. The primary factor contributing to the growth in direct and assumed written premiums was continued volume increases in manufactured home and related coverages insurance premium. Manufactured home direct and assumed written premium increased 2.4% to $70.4 million from $68.7 million for the same quarter of 1998. The increase in net earned premiums is primarily the result of both the growth in written premium and Midland's decision to cede less written business to reinsurers.

     Investment Income and Realized Capital Gains

     AMIG's net investment income (before taxes and excluding capital gains) increased by approximately 3.9% to $6.1 million in the first quarter of 1999 from $5.8 million for the first quarter of 1998. The increase in investment income was primarily the result of the continued growth of AMIG's investment portfolio which resulted, in part, from the investment of positive cash flow from underwriting activities.

     AMIG's after-tax net realized capital gains were approximately $0.7 million, or $0.07 per share (diluted) for the first quarters of 1999 and 1998.

     Losses and Loss Adjustment Expenses

     Losses and loss adjustment expenses were $48.4 million in the first quarter of 1999 and $48.1 million in the first quarter of 1998. These expenses were consistent from year-to-year primarily because of fewer losses due to weather-related catastrophes in 1999, which were $4.2 million on a pre-tax basis, compared to 1998, which were $5.9 million on a pre-tax basis. Excluding catastrophe losses, the property and casualty combined ratio for the first quarter was 90.2% compared to 88.5% for the first quarter of 1998.

    Commissions, Other Policy Acquisition Costs and Operating and Administration Expenses

     Commissions, other policy acquisitions costs and other operating and administrative expenses for the first quarter increased 11.1% to $44.9 million from $40.4 million for the first quarter of 1998. These increases are due primarily to the continued growth in net earned premiums including the effects of less offsets for ceded commission income as a result of the decision to cede less insurance premiums to reinsurers.

     Property and Casualty Underwriting Results

     AMIG's property and casualty operations generated a pre-tax underwriting income of $5.3 million for the first quarter of 1999 compared to a pre-tax underwriting income of $4.2 million for the same quarter in 1998. For the quarter, AMIG's combined ratio (ratio of losses and expenses as a percent of earned premiums) for its property and casualty business was 94.5% as compared to 95.2% a year ago.

TRANSPORTATION

     M/G Transport reported pre-tax revenue of $7.9 million in the first quarter of 1999 compared with $9.2 million in the first quarter of 1998, and pre-tax operating profits of $0.2 million as compared to $1.2 million. These decreases are the result of lower prices for petroleum products which have affected shipping patterns. Management anticipates that these factors will continue to adversely impact M/G Transport's operating profit for the balance of 1999. Net income from M/G Transport contributed $0.1 million, or $0.01 per share (diluted), in the first quarter of 1999, compared with $0.8 million, or $0.09 per share (diluted), in the first quarter of 1998.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

INSURANCE

     Insurance Premiums

     Direct and assumed written premiums generated from AMIG's property and casualty and life insurance subsidiaries for the year ended December 31, 1998 increased 5.4% to $458.5 million from $435.0 million in 1997. Net earned premiums for the year increased 20.7% to $375.5 million from $311.2 million in 1997. The difference in growth rates between the direct and assumed written premiums and net earned premiums was due primarily to AMIG's decision to cede less written business to its reinsurers in 1998 compared to 1997.

     The growth in direct and assumed written premiums is primarily the result of volume increases in manufactured home and related coverages. Manufactured home and related coverages direct and assumed written premium increased 13.2% to $297.3 million in 1998 from $262.7 million in 1997. Direct and assumed written premiums of all other specialty insurance products collectively decreased by 6.4% to $161.2 million in 1998 from $172.3 million in 1997 due, in part, to AMIG's strategy to exit certain commercial lines programs. Premium rate increases also contributed to AMIG's overall direct and assumed premium growth, but to a lesser degree than the aforementioned volume increases.

     Investment Income and Realized Capital Gains

     AMIG's net investment income (before taxes and excluding net realized capital gains) increased 12.2% to $23.9 million in 1998 from $21.3 million in 1997. The increase in investment income was primarily the result of the positive cash flow generated by underwriting activities coupled with the continued growth of AMIG's investment portfolio. AMIG's investment portfolio increased by $91.5 million to $587 million in market value at December 31, 1998. The portfolio increase was due primarily to three factors: (1) cash flow from underwriting activities, (2) investment income and net realized capital gains generated from the portfolio and (3) unrealized appreciation in the market value of the securities held. This increase was driven by the relatively strong stock market in 1998 which caused a significant increase in the value of AMIG's equity investments, including its investment in the common stock of Firstar Corporation that increased in market value from $44.6 million at December 31, 1997 to approximately $72.4 million at December 31, 1998. After-tax net realized capital gains increased to $4.1 million, $0.44 per share (diluted), in 1998 from $2.7 million, $0.30 per share (diluted), in 1997.

     Losses and Loss Adjustment Expenses

     Insurance losses and loss adjustments expenses increased 22.7% to $210.0 million in 1998 from $171.2 million in 1997. This increase was due primarily to an increase in the level of weather-related catastrophe losses in 1998 compared to the prior year and AMIG's decision to cede less written business to its reinsurers in 1998. Weather-related catastrophe losses amounted to $33.9 million, on a pre-tax basis, representing approximately 9.2 percentage points of the 96.9% combined ratio (ratio of losses and expenses as a percent of earned premiums) for the property and casualty operations in 1998. This compares to weather-related catastrophe losses in 1997 totaling $13.8 million, on a pre-tax basis, representing approximately 4.5 percentage points of the 95.8% combined ratio for the property and casualty operations.

    Commissions, Other Policy Acquisition Costs and Operating and Administration Expenses

     Commissions, other policy acquisition costs and other operating and administrative expenses increased 22.5% to $157.5 million in 1998 from $128.6 million in 1997. This increase is due primarily to the continued growth in net earned premiums.

     Property and Casualty Underwriting Results

     AMIG's property and casualty operations generated pre-tax underwriting income of $11.4 million in 1998 compared to $12.9 million in 1997. This equates to a combined ratio of 96.9% in 1998 compared to 95.8% in 1997.

TRANSPORTATION

     Transportation revenues decreased 5.2% to $33.1 million in 1998 from $34.9 million in 1997. This fluctuation was due primarily to decreases in the loadings of barite, a drilling mud used by the oil industry to lubricate drilling. Transportation's pre-tax profits amounted to $4.4 million in both 1998 and 1997. The transportation operations in 1998 generated a 15.7% return on beginning equity. This compares to a return on beginning equity in 1997 of 19.8%.

DISCONTINUED OPERATIONS

     On September 29, 1997, Midland's sportswear subsidiary sold substantially all of its assets to Brazos, Inc., a subsidiary of Brazos Sportswear, Inc. The after-tax operating losses and loss on disposal from the discontinued operations for 1997 amounted to $6.8 million, $0.74 per share (diluted). There have been no financial results reported from this discontinued subsidiary since the date of sale.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

INSURANCE

     Insurance Premiums

     Direct and assumed written premium generated from AMIG's property and casualty and life insurance operations for the year ended December 31, 1997 increased 9.0% to $435.0 million from $399.1 million in 1996. Net earned premiums for the year increased by 10.9% to $311.2 million from $280.6 million in 1996. This premium growth was primarily the result of a volume increase in the premiums for manufactured homes and related coverages. Manufactured home and related coverages direct and assumed written premium increased 20.6% to $262.7 million in 1997 from $217.8 million in 1996. Direct and assumed written premium of all other specialty insurance products collectively decreased by 5.0% to $172.3 million in 1997 from $181.3 million in 1996 due, in part, to the implementation of AMIG's strategy to exit certain commercial lines programs. Premium rate increases also contributed to AMIG's overall direct and assumed premium growth, but to a lesser degree than the aforementioned volume increases.

     Investment Income and Realized Capital Gains

     AMIG's net investment income (before taxes and excluding net realized capital gains) increased by approximately 16.4% to $21.3 million in 1997 from $18.3 million in 1996. This increase was primarily the result of the growth in AMIG's investment portfolio. AMIG's investment portfolio increased by $95.6 million to $495.5 million in market value at December 31, 1997. After-tax net realized capital gains increased to $2.7 million, $0.30 per share (diluted), in 1997 from $1.7 million, $0.19 per share (diluted), in 1996.

     Losses and Loss Adjustment Expenses

     AMIG's losses and loss adjustments expenses decreased 0.7% to $171.2 million in 1997 from $172.4 million in 1996. Losses decreased (even though net earned premiums increased by nearly 11%) due to the existence of more favorable weather patterns throughout the United States in 1997 compared to 1996. Weather related catastrophe losses represented 4.5 percentage points of the 95.8% property and casualty combined ratio in 1997 compared to 8.4 percentage points of the 104.3% property and casualty combined ratio in 1996. The 1996 losses and loss adjustments expenses were negatively impacted by numerous catastrophic weather related losses ranging from severe winter storm systems and flooding during the first part of the year to Hurricanes Fran and Bertha which caused heavy damage along the eastern United States during the third quarter of 1996.

     The decrease in weather related catastrophe losses, however, was partially offset by loss and loss adjustments expenses reserve strengthening by AMIG in 1997. This strengthening included $5.2 million in loss reserve provisions related to prior years' reserve development and was in addition to reserves established for losses in the normal course of business. Such loss reserve strengthening was deemed necessary as a result of an unfavorable loss development trend attributable to the commercial lines business. The commercial lines operation (including both continuing and discontinued programs) incurred approximately $17.7 million in underwriting losses in 1997 compared to $10.3 million of underwriting losses in 1996. Based on the underwriting results generated by the commercial products, AMIG made the decision to refocus the commercial lines division in 1997. As a result, AMIG discontinued numerous commercial programs and the remaining programs were redesigned in an effort to improve underwriting profitability and build on synergies between the commercial and personal lines operations.

    Commissions, Other Policy Acquisition Costs and Operating and Administration Expenses

     While the growth in AMIG's written premium resulted in a $5.7 million increase in underwriting expenses (commission, other policy acquisition and operating and administrative expenses), the property and casualty underwriting expense ratio (ratio of underwriting expenses to earned premiums) actually decreased to 40.7% in 1997 from 42.5% in 1996. This improvement was due, in part, to a decrease in litigation related expenses resulting from the settlement of class action lawsuits in Alabama and Mississippi. Also contributing to the decrease in the property and casualty underwriting expense ratio was the fact that commission expenses remained flat in 1997 compared to 1996, despite the increase in earned premium. This was due to increases in ceding commissions received by AMIG in 1997 (which are included in the consolidated financial statements as offsets to commission expenses).

     Property and Casualty Underwriting Results

     AMIG's property and casualty operations generated pre-tax underwriting income of $12.9 million in 1997 compared to a pre-tax loss of $11.8 million in 1996. The property and casualty companies' combined ratio improved to 95.8% in 1997 from 104.3% in 1996. As discussed in Losses and Loss Adjustment Expenses above, the improved underwriting results were primarily the result of favorable weather patterns in 1997 compared to 1996.

TRANSPORTATION

     M/G Transport's revenues increased 2.3% to $34.9 million in 1997 from $34.1 million in 1996. Transportation operating expenses decreased in 1997 compared to 1996 due primarily to a $3.6 million decrease in litigation related expenses. M/G Transport's net profits improved 63.2% to $3.1 million in 1997 from $1.9 million in 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Holding Company Operations

     Midland and AMIG are holding companies which rely primarily on dividends and management fees from their subsidiaries to assist in servicing their debt, paying their operating expenses and paying dividends to their respective shareholders. The payment of dividends to these holding companies from AMIG's insurance subsidiaries is restricted by state regulatory agencies and/or covenants contained in debt agreements. Such restrictions, however, have not had, and are not expected to have, a significant impact on the company's or AMIG's liquidity or their ability to meet their long or short-term operating, financing or capital obligations.

     Midland issues commercial paper, generally below the bank prime borrowing rates and as of March 31, 1999 has $50 million of conventional short-term credit lines available at costs generally not exceeding prime borrowing rates. Additional short-term borrowing lines are available at the discretion of various lending institutions with comparable rates. Outstanding interest bearing debt, not allocable to either the insurance or transportation operations, as of March 31, 1999 amounted to approximately $41.3 million. The March 31, 1999 balance of outstanding interest bearing debt consisted of short-term borrowings on conventional lines of credit of $7.0 million, $6.7 million in commercial paper payable to external investors, $1.1 million related to a collateralized equipment obligation and $26.5 million in mortgage obligations. Any intercompany investment in parent company commercial paper is eliminated in consolidation.

     Cash flows from sales and maturities of marketable securities were used to decrease the Midland's short-term borrowings from year-end 1998. Shareholders' equity increased to $251.0 million at March 31, 1999 from $248.8 million at year-end 1998. This is due to the net income generated in the first quarter of 1999 offset by the decrease in the accumulated other comprehensive income resulting from a decrease in the market value of the Midland's investment portfolio. The changes in funds held under reinsurance agreements and reinsurance payables and deferred insurance policy acquisition costs are due to changes in the amounts of insurance premiums ceded to reinsurers under certain reinsurance treaties and the continued growth in written premiums. The decrease in accumulated other comprehensive income (net unrealized gains) also resulted in a decrease in deferred federal income tax.

     Management expects that cash and other liquid investments, coupled with future operating cash flows, will be readily available to satisfy Midland's operating cash requirements for the next twelve months. Midland declared $0.6 million in dividends to its shareholders during the first quarter of 1999. On April 29, 1999, Midland declared a $0.0675 per share dividend payable on July 6, 1999, to shareholders of record on June 18, 1999.

     Capital expenditures, other than for barge acquisitions discussed below, amounted to $4.9 million in 1998, $7.6 million in 1997 and $4.4 million in 1996. Midland currently estimates that the level of capital expenditures for 1999 will be in the range of prior years.

     Insurance

     AMIG generates cash inflows primarily from insurance premiums, investment income and proceeds from sales of marketable securities and maturities of fixed income investment securities. The principal cash outflows for the insurance operations relate to the payment of claims, commissions, premium taxes, operating expenses, income taxes and the purchase of marketable securities. In each of the years presented, funds generated from the insurance operating activities were used primarily to purchase investment grade marketable securities, accounting for the majority of the cash used in investing activities. The insurance products written by AMIG's insurance subsidiaries are primarily property-related coverages that result in relatively rapid claim payments. The average maturity and duration of AMIG's fixed income investment portfolio are approximately 4.6 and 3.8 years, respectively, which management believes provide adequate asset/liability matching. The gross unrealized appreciation on AMIG's marketable securities decreased to $91.5 million at March 31, 1999 from $98.0 million at December 31, 1998. AMIG also has a $40 million long-term credit facility available on a revolving basis at various rates. As of March 31, 1999, $20 million was outstanding on this credit facility. Cash flow from the insurance operations is expected to remain sufficient to meet AMIG's future operating requirements and to provide for reasonable dividends to Midland. As of December 31, 1998, AMIG's property and casualty statutory surplus was $217.1 million resulting in a premium to surplus ratio of 1.8 for the year ended December 31, 1998.

     Transportation

     M/G Transport generates its cash inflows primarily from affreightment revenue. The primary outflows of cash relate to the payment of barge charter costs, debt service obligations, operating expenses, income taxes and the acquisition of capital equipment. Like the insurance operations, cash flow from the transportation operations is expected to remain sufficient to meet future operating requirements while providing for reasonable dividends to Midland.

     The transportation subsidiaries acquired 41 barges in 1997 and 25 barges in 1996. The total collective cost of these 66 barges was approximately $18.1 million. As consideration for these acquisitions, M/G Transport exchanged four of its towboats in 1996 and paid $11.9 million in 1997. These acquisitions were financed primarily with internally generated capital and short-term bank borrowings. There were no barge acquisitions during 1998. M/G Transport has committed to acquiring 20 new steel roll-top barges to be delivered in the third quarter of 1999. The total cost of these barges will be approximately $6.1 million. This acquisition, along with any additional acquisitions, will likely be accomplished through a combination of internally financed funds, external borrowings or lease transactions. As of March 31, 1999, the transportation subsidiaries had $6.2 million of collateralized equipment obligations outstanding.

YEAR 2000 COMPLIANCE

     The Year 2000 Issue

     The Year 2000 issue arises from the common computer programming convention of using a two digit shorthand to represent a calendar year (i.e., "99" means
1999). Some computer systems and embedded chips may not recognize the entry "00" as the two digit shorthand for calendar year 2000. This could lead to erroneous results or, in the worst case, to system shutdowns.

     Status of Midland's Response to the Year 2000 Issue

     Midland's information systems staff began preparing for the Year 2000 issue as early as 1992. Since that time, Midland has been upgrading and replacing its computer hardware and software systems. These upgrades and replacements have been driven by non-Year 2000 related business requirements. Midland believes that all of its mission-critical, internal computer hardware and software systems are now Year 2000 compliant.

     Midland has developed a comprehensive Year 2000 work plan to deal with the Year 2000 issue. As of March 31, 1999, Midland, with minor exceptions, had met the schedule established in its Year 2000 work plan.

     Midland's Year 2000 work plan consists of five phases: (1) awareness,
(2) assessment, (3) remediation, (4) testing and (5) implementation. The awareness and assessment phases of its Year 2000 work plan are ongoing but have been substantially completed. Remediation, testing and implementation have been completed for all of Midland's internal mission-critical systems.

     During the awareness phase, Midland formed a multi-disciplinary task force to address the Year 2000 issue, defined the Year 2000 issue, obtained executive level support, and educated Midland personnel, customers, suppliers and policyholders concerning the Year 2000 issue and its potential effects on Midland. Education efforts are ongoing.

     During the assessment phase Midland collected a comprehensive list of internal items (e.g., computer hardware and software, other equipment with embedded chips, services and products provided by others to Midland, etc.) that might be affected by Year 2000 issues. Midland also identified critical business relationships that might be affected by the Year 2000 issue (e.g., customers, vendors, suppliers, etc.). Midland then evaluated these items and business relationships to determine whether they faced Year 2000 Issues and what effect they would have on Midland if they failed due to Year 2000 issues. Midland continues to try to identify potential Year 2000 issues.

     During the remediation phase Midland analyzed the items that are affected by Year 2000 issues, identified problem areas and remediated those items. Similarly, during the remediation phase, Midland continues to communicate and work with its critical business relationships to help them understand and remediate their Year 2000 issues.

     During the testing phase Midland thoroughly tested all installed remediation to critical internal systems. Testing included present and forward date testing which simulated critical dates in the Year 2000. Midland believes it has successfully tested all of its critical internal systems and will attempt to verify Year 2000 compliance of its critical business relationships.

     During the implementation phase Midland placed all items that had been remediated and successfully tested into use.

     Successful completion of Midland's Year 2000 work plan is expected to significantly reduce Midland's level of uncertainty about Year 2000 issues, and, in particular, about the Year 2000 compliance and readiness of its material business relationships. Midland believes that with the implementation of its new computer hardware and software and completion of its Year 2000 work plan as scheduled, the possibility of significant interruptions of normal operations should be reduced.

     Risks

     Midland believes that its internal mission critical computer hardware and software and other mission critical equipment is substantially Year 2000 compliant. Midland believes, based on responses it has received to date, that its significant business partners, including vendors, suppliers (including suppliers of utilities) and customers, will be Year 2000 compliant before December 31, 1999. If Midland's Year 2000 work plan has failed to identify or correct Year 2000 issues in Midland's mission critical computer hardware and software or other equipment, Midland might not be able to communicate with and/or provide services to suppliers, customers and policyholders until corrective measures have been taken. Under such a worst case scenario, Midland might not be able to process policy applications and collect premium revenue or conduct normal operations for some period of time. If corrective actions cannot be taken in a timely fashion, this could have a material adverse affect on Midland's financial condition or results of operations.

     Sustained Year 2000 failures by certain of Midland's vendors and suppliers (especially suppliers of utility services such as electric and telephone) could have similar consequences for Midland. Midland cannot currently predict the impact of the Year 2000 issue on its customers. However, sustained Year 2000 failures by customers which, in the aggregate, provide a material portion of Midland's revenues could materially reduce cash flow available to Midland. This, in turn, could have a material adverse affect on Midland's financial condition or results of operations.

     Contingency Plans

     Midland has prepared internal Year 2000 contingency plans to deal with business failures in its operations brought about by Year 2000 issues. Contingency planning includes plans for alternative processing of business from customers who experience disruptions due to the Year 2000 issue. Midland's internal contingency plan involves invoking existing disaster recovery plans where appropriate. Midland is currently discussing contingency planning with significant customers.

     Cost of the Year 2000 Issue

     Based upon currently available information, Midland estimates that the total cost of implementing its Year 2000 work plan will be less than $1.0 million. This estimate does not include costs associated with converting Midland's mainframe operating system but does include an allocation of internal costs (i.e. salaries) dedicated to the Year 2000 work plan. As discussed above, the migration to Midland's new mainframe system was made, primarily, to address specific business needs rather than to address the Year 2000 issue. The cost estimate, however, does include all activities undertaken on Year 2000 related matters across Midland including activities pursued as part of all five phases of Midland's Year 2000 work plan. Through March 31, 1999, Midland had expended approximately $0.7 million on the Year 2000 work plan. The majority of the remaining costs are expected to be directed primarily towards testing and contingency planning activities. These costs have been, and will continue to be, funded through operating cash flow and are expensed generally in the period in which they are incurred.

IMPACT OF INFLATION

     Management does not consider the impact of the change in prices due to inflation to be material in the analysis of Midland's overall operations.

                                    BUSINESS

GENERAL

     Midland, through its operating subsidiaries, provides specialty insurance products and river transportation services. American Modern Insurance Group or AMIG, is a leading provider of specialty property and casualty insurance products to the manufactured housing market. AMIG's revenues accounted for more than 90% of Midland's revenues in 1998. AMIG is a holding company for six property and casualty insurance companies, two credit life insurance companies and two licensed insurance agencies. Midland also provides transportation services through M/G Transport which operates a fleet of approximately 350 dry hopper barges and brokers freight for the movement of commodities along the lower Mississippi River. At March 31, 1999, Midland had total assets of approximately $822.4 million and shareholders' equity of approximately $251.0 million.

     AMIG is one of the largest specialty providers of property and casualty insurance products to the manufactured housing market. During 1998, AMIG had direct and assumed written premiums of $458.5 million, of which $330.6 million related to the manufactured housing market. AMIG's 30 years of experience providing insurance coverage to the manufactured housing market, and Midland's prior experience as a vertically integrated manufacturer, retailer and financier of manufactured homes, provides it with in-depth knowledge and expertise in this market. In recent years, AMIG has introduced a number of new products that are supported by this knowledge of the manufactured housing, retail dealership and consumer finance markets. AMIG, through one or more of its insurance company subsidiaries, is currently licensed in all 50 states and the District of Columbia. A.M. Best has given a group rating of "A (Excellent)" to AMIG and its property and casualty insurance subsidiaries and has given ratings of "B++ (Very
Good)" to AMIG's credit life insurance subsidiaries. As of March 31, 1999, AMIG had approximately 964,000 policies in force.

     During the past five years, Midland has taken a series of steps to focus its operations on certain core insurance markets where Midland believes it has a competitive advantage.

    - DECEMBER 1994:     Midland restructured its transportation operations to
                         focus on a select niche within the river
                         transportation market.
    - 1995 TO 1998:      Midland strengthened the management team at AMIG. AMIG
                         added seven individuals to its senior management team.
                         The 13 members of AMIG's executive committee now have
                         over 350 years of combined experience in the insurance
                         industry.
    - SEPTEMBER 1997:    Midland exited the sportswear industry by selling
                         substantially all of the assets of its sportswear
                         subsidiary for $13.3 million in cash. From 1995 to
                         1997, this subsidiary produced aggregate after-tax
                         losses, including loss on disposal, of approximately
                         $16 million.
    - 1997 TO 1998:      AMIG exited certain commercial insurance lines that
                         failed to meet its profitability targets.

     Midland was founded in 1938 by the late J.P. Hayden and H.R. LaBar. Since that time, members of the Hayden and LaBar families have been actively involved in the management of Midland's operations. Members of the Hayden and LaBar families have a beneficial interest in approximately 62% of Midland's common stock before the offering and will have a beneficial interest in approximately 50% of the common stock after the offering. Members of the Hayden and LaBar families will sell 550,000 shares of Midland common stock through the offering.

INSURANCE COMPANY OPERATIONS

OPERATING STRATEGY

     AMIG's strategy is to focus on selected specialty insurance markets in which it believes it can create a sustainable competitive advantage through its in-depth knowledge of the products, customers and channels of distribution within such markets. AMIG seeks to differentiate itself within its selected markets by designing products tailored to the specific needs of its targeted customer base and by providing higher levels of customer service than its competitors. As part of this strategy, AMIG also seeks to develop long-term relationships with its agents and other distributors by offering value-added products and highly responsive service. Management believes that by targeting selected specialty insurance markets, AMIG can achieve consistent growth while achieving above-average underwriting profits. The principal elements of AMIG's operating strategy are as follows:

          Focus on Specialty Markets. AMIG focuses on specialized lines of insurance in which AMIG expects that its particular expertise in evaluating, pricing and servicing risks will give it a competitive advantage. AMIG has traditionally focused on providing physical damage property insurance to the manufactured housing market. AMIG believes that Midland's past experience in manufacturing, retailing and financing manufactured housing, as well as its thirty-year history of providing insurance to the manufactured housing industry, provide it with a significant competitive advantage in this niche market. In recent years, AMIG sought to leverage its knowledge of the manufactured housing, retail dealership and consumer finance markets by introducing additional specialty products that targeted these markets and which can be distributed through AMIG's existing distribution channels. Such products include commercial coverage for manufactured housing dealerships and parks, property coverage for lower-valued dwellings and watercraft, extended warranty and service contracts for manufactured housing, and collateral protection and mortgage fire products sold to financial institutions and their customers.

          Diversified Distribution Channels. An important element of AMIG's strategy is its ability to employ multiple channels of distribution in marketing its specialty insurance products. AMIG's current sources of premium production include the lender channel, the dealer channel, the wholesale agency channel, the retail agency channel, the commercial agency channel and the bank and credit union channel. For more information see the section of this prospectus entitled "-- Channels of Distribution" on page
     31. AMIG believes its use of multiple distribution channels gives it a competitive advantage by offering a greater diversification of risk exposure and by allowing AMIG to segment its markets and design products targeted to selected risk classes within each market.

          Disciplined Underwriting. AMIG employs a highly disciplined approach to underwriting. AMIG designs and prices its products with the goal of achieving consistently profitable underwriting results. AMIG reviews pricing on product-by-product and state-by-state bases every twelve to twenty-four months to ensure products are meeting AMIG's targeted profitability levels. AMIG also employs a multiple company structure that allows it to develop products for specific markets sold by individual insurance companies. AMIG's underwriting experience has produced a combined ratio averaging 97.7% over the past ten calendar years.

          Claims Management Expertise. A key component of AMIG's strategy is to provide policyholders with timely and accurate claims handling. To accomplish this goal, AMIG has developed a claims management infrastructure that includes over 145 in-house claims adjusters located strategically throughout the United States. For its personal lines claims, AMIG seeks to settle 85% of property claims within 30 days. AMIG believes that its internal claims handling capabilities result in greater customer satisfaction and improved underwriting results.

          Catastrophe Management. AMIG employs a variety of practices to monitor and manage its exposure to weather-related catastrophe losses. AMIG seeks to geographically diversify its insurance exposures in order to spread the financial risk and impact of major weather-related catastrophes. Currently, only one state accounts for more than 10% of net written premium volume. In addition, AMIG carefully monitors risks in ocean front, gulf coast and adjacent counties. In accordance with standard industry practices for exposure management, AMIG utilizes modeling techniques to monitor the location of its outstanding policies on a monthly basis and utilizes reinsurance programs to minimize the impact of large catastrophic events.

          Development of Fee-Based Income Opportunities. AMIG believes it can leverage its insurance expertise and relationships with financial institutions to create additional fee-based revenue opportunities. The most significant example of this has been the development of Ameritrac, AMIG's proprietary loan and lease tracking service. Through Ameritrac, AMIG provides fee-based services to banks, credit unions and finance companies. Such services enable AMIG to increase its fee-based revenue and strengthen its relationships with key channels of distribution while creating additional sources of growth.

INSURANCE PRODUCTS

     AMIG targets specialty lines of property and casualty insurance that have high-frequency, low-severity characteristics. AMIG has established itself as one of the leading providers of property and casualty insurance to the manufactured housing market and continually seeks new product opportunities to draw upon its experience and knowledge. In recent years, AMIG has introduced a number of new products that leverage AMIG's knowledge of the manufactured housing, retail dealership and consumer finance markets.

                       DIRECT AND ASSUMED WRITTEN PREMIUM
             (net of cancellations, but prior to reinsurance ceded)

                                                    YEAR ENDED DECEMBER 31,
                                                --------------------------------
                                                  1998        1997        1996
                                                --------    --------    --------
                                                     (DOLLARS IN THOUSANDS)
PROPERTY AND CASUALTY
Manufactured Housing..........................  $297,309    $262,717    $212,227
Commercial Park and Dealer....................    33,371      39,539      33,666
Site Built Dwelling...........................    29,053      32,647      34,040
Collateral Protection.........................    26,781      25,138      17,155
Watercraft....................................    18,108      15,849      14,305
Mortgage Fire.................................     9,660      12,347      12,174
Long Haul Truck...............................    11,810      11,181      10,707
Warranty/Service Contracts....................     7,571       6,503       7,419
Specialty Auto and Recreational Vehicle.......     8,049       5,459       3,903
Credit Property...............................     3,048       3,166       5,464
Discontinued and Other Lines..................     1,488       9,418      36,105
                                                --------    --------    --------
     Total Property and Casualty Written
       Premium................................  $446,248    $423,964    $387,165
     Net Property and Casualty Written Premium
       (net of reinsurance ceded).............  $391,770    $342,711    $290,355
                                                ========    ========    ========
CREDIT LIFE
     Total Credit Life Written Premium........  $ 12,294    $ 10,996    $ 11,939
     Net Credit Life Written Premium
       (net of reinsurance ceded..............  $  8,757    $  6,510    $  5,740
                                                ========    ========    ========

The following is a description of AMIG's insurance products:

- MANUFACTURED HOUSING -- Policies that are designed for individual owners of manufactured homes and provide general liability coverage and also provide coverage for damage to the manufactured homes and their contents resulting from a broad range of perils including fire, wind, hail, lightning, floods and theft. These policies are generally written for 12-month terms but can be written for 36 to 60 month terms.

- COMMERCIAL PARK AND DEALER -- Commercial policies designed for manufactured housing dealerships and manufactured housing parks. These policies provide coverage for damage to a dealership's or park operator's inventory of manufactured homes resulting from fire, wind, hail, lightning, floods, theft or vandalism. These policies also provide general liability coverage for personal injury or property loss to third parties resulting from an accident occurring on the insured's premises.

- SITE BUILT DWELLING -- Policies insuring lower value housing. Coverage is similar to those contained in traditional homeowners policies.

- COLLATERAL PROTECTION -- Policies placed through financial institutions and written to cover physical damage coverage on uninsured manufactured housing units, automobiles or other collateral. Under the terms of loan documents, the lender generally has the right to place insurance on its collateral at the cost of the borrower if the borrower fails to maintain the required insurance.

- WATERCRAFT -- Policies which provide property damage and liability coverages on boats and personal watercraft.

- MORTGAGE FIRE -- Policies which provide protection to lenders against fire damage on otherwise uninsured homes and buildings.

- LONG-HAUL TRUCK -- Policies which provide physical damage coverage for long-haul trucks. These policies protect only against damage to the insured vehicle and do not insure against liability claims or insure the property of persons other than the insured.

- WARRANTY/SERVICE CONTRACTS -- Warranty and service contracts on manufactured homes or electrical and other household products. These policies often cover the structure and the electric and plumbing systems and may cover appliances within the manufactured home.

- SPECIALTY AUTO AND RECREATIONAL VEHICLES -- Specialty auto policies provide primary property damage and liability coverages on antique or collectible automobiles. Recreational vehicle policies provide general liability coverage as well as coverage similar to traditional automobile insurance.

- CREDIT LIFE AND OTHER CREDIT PRODUCTS -- Policies which provide credit insurance to consumers who finance the purchase of personal property. Available coverages include Credit Life, Credit Accident & Health, Credit Involuntary Unemployment and Credit Property. Each coverage provides either a total payoff of, or a monthly payment towards, an insured's current loan balance.

- DISCONTINUED LINES AND OTHER LINES -- Principally includes commercial and general liability policies previously issued by AMIG on such programs as security guards and amateur athletics.

FEE BASED PRODUCTS

     Through Ameritrac, AMIG provides fee-based services that include the monitoring of loan and lease portfolios to ensure evidence of insurance, regulatory or flood determinations and direct marketing through banks, credit unions and finance companies. Ameritrac currently provides services to more than 80 financial institutions for over 1.6 million loan accounts. In addition to the fees it generates, Ameritrac also creates business opportunities for AMIG including the placement of insurance on loan collateral that is not properly insured.

     AMIG has also established American Modern Home Service Company to market additional products and services to its base of manufactured housing insurance customers. American Modern Home Service Company principally markets extended service contracts covering a broad range of products from manufactured homes to appliances. AMIG is considering other fee-based products and expects to offer additional products and services in the future.

CHANNELS OF DISTRIBUTION

     AMIG currently markets its insurance products through several channels of distribution which AMIG groups as the lender channel, dealer channel, wholesale agency channel, retail agency channel, commercial agency channel and bank and credit union channel. Credit life and other credit products are sold through various channels. These channels are designed to maximize the exposure of AMIG's products to prospective customers. AMIG's property and casualty direct and assumed written premiums (net of returns and cancellations, but prior to reinsurance ceded) by AMIG's channels of distribution for 1998, 1997 and 1996 were as follows:

                                                    YEAR ENDED DECEMBER 31,
                                     ------------------------------------------------------
                                           1998               1997               1996
                                     ----------------   ----------------   ----------------
                                                     (DOLLARS IN THOUSANDS)
Lender Channel.....................  $135,468    29.5%  $113,730    26.1%  $ 71,227    17.8%
Dealer Channel.....................   101,703    22.2     93,792    21.6     88,502    22.2
Wholesale Agency Channel...........    66,733    14.6     66,717    15.3     83,316    20.9
Retail Agency Channel..............    63,624    13.9     62,090    14.3     53,644    13.4
Commercial Agency Channel..........    44,578     9.7     56,479    13.0     64,802    16.2
Bank and Credit Union Channel......    34,142     7.4     31,156     7.2     25,674     6.4
                                     --------   -----   --------   -----   --------   -----
     Property and Casualty Total...   446,248    97.3    423,964    97.5    387,165    97.0

Credit Life and Other Credit
  Products.........................    12,294     2.7     10,996     2.5     11,939     3.0
                                     --------   -----   --------   -----   --------   -----
     Total.........................  $458,542   100.0%  $434,960   100.0%  $399,104   100.0%
                                     ========   =====   ========   =====   ========   =====

          Lender Channel: AMIG markets its insurance products through financial institutions that regularly provide financing for products which AMIG insures. These financial institutions, which include finance companies and banks, typically own insurance agencies which, as a convenience to consumers, sell AMIG products as part of the overall lending process. The lender channel data includes premiums from insurance sold through these lender-owned agencies.

          Dealer Channel: AMIG markets its insurance products through manufactured housing dealers which offer insurance to purchasers of manufactured homes at the time of sale. AMIG believes that it enjoys a competitive advantage in dealer distribution. Many purchasers of manufactured homes are attracted to dealers who can also arrange for the purchaser's financing and insurance. These dealers prefer those business partners who have extensive experience in training programs for the dealers. AMIG has been able to develop close working relationships with many dealers in part as a result of its ability to provide such training and its ability to meet other insurance needs of these dealers.

          Wholesale Agency Channel: AMIG also markets its personal lines products through wholesale insurance agents. These wholesale agents develop their business through their own networks of retail insurance agents.

          Retail Agency Channel: AMIG markets its personal lines products through retail insurance agents. These retail agents write insurance policies directly with policyholders. AMIG's retail agents market to customers who are purchasing insurance independent of any other product or service. This channel allows AMIG to market its products to every person who owns a manufactured home, regardless of who sold them the home and who provided the financing. The retail agency channel also provides a distribution network for many of AMIG's other products.

          Commercial Agency Channel: AMIG markets its commercial lines products through a network of retail agents who specialize in the sale of insurance products to commercial customers. AMIG's commercial lines products, long-haul trucking and commercial park and dealer coverages are primarily sold through commercial agents.

          Bank and Credit Union Channel: Banks and credit unions purchase insurance products to insure collateral which secures mortgage loans and automobile loans when the borrower allows their insurance coverage to lapse. If the borrower does not insure the collateral, in most circumstances, the lender has the right to secure insurance for the collateral and add the cost of the insurance to the loan balance. Policies sold through this channel are not sold in connection with the origination of a mortgage loan or automobile loan. AMIG also markets a blanket collateral protection policy to banks and credit unions to cover any unidentified lapses in coverage in their loan portfolio. AMIG markets its collateral protection products to banks and credit unions through agents who specialize in this type of business.

GEOGRAPHIC RISK MANAGEMENT

     Since the majority of AMIG's specialty insurance business is related to physical damage exposures, weather, and in particular, weather-related catastrophes, can materially impact AMIG's financial results on a quarterly and annual basis. This was the case for AMIG in 1989 (Hurricane Hugo), 1996 (Hurricanes Fran and Bertha) and 1998 (severe weather systems that occurred in the second and third quarters). AMIG incurred approximately $5 million (pre-tax) in weather-related losses as a result of the severe thunderstorms and tornados occurring in Oklahoma, Kansas and parts of the southeastern United States in early May 1999. As is customary in the property and casualty insurance industry, AMIG employs a variety of practices to monitor and manage its exposure to weather-related losses. AMIG seeks to diversify its insurance exposures geographically in order to spread the risk and impact of weather related catastrophic losses. AMIG carefully monitors its aggregate exposure in areas where catastrophic losses from hurricanes and other severe weather events have, historically, occurred more frequently, including certain states and ocean front, gulf coast and adjacent counties. AMIG utilizes computer modeling techniques to monitor the concentration of its outstanding policies by county and zip code on a monthly basis. As aggregate exposure increases in a given area, AMIG may take steps to attempt to slow the level of future business written in that area. Where regulations prevent AMIG from issuing products designed to manage exposures at premium levels calculated to provide a fair return for the risk assumed, AMIG will take steps to control the concentration of business it writes in this region rather than accepting risks which create unacceptable variances to AMIG's actuarial and underwriting analyses and policies.

     Presented below for the year ended December 31, 1998 is a summary by state of AMIG's property and casualty direct and assumed written premium (net of cancellations, but prior to reinsurance ceded):

        STATE           WRITTEN PREMIUM    PERCENT OF TOTAL PREMIUM
----------------------  ---------------    ------------------------
                      (DOLLARS IN THOUSANDS)
Texas.................     $ 54,831                  12.3%
South Carolina........       35,586                   8.0
Georgia...............       31,990                   7.2
North Carolina........       26,243                   5.9
Alabama...............       25,601                   5.7
Louisiana.............       21,045                   4.7
Mississippi...........       17,413                   3.9
Oklahoma..............       17,383                   3.9
Tennessee.............       16,364                   3.7
California............       15,857                   3.6
Ohio..................       13,826                   3.1
Missouri..............       12,670                   2.8
Florida...............       12,516                   2.8
Arkansas..............       11,750                   2.6
Kentucky..............       11,468                   2.6
Michigan..............       10,984                   2.5
New York..............        9,606                   2.2
Indiana...............        9,524                   2.1
New Mexico............        9,021                   2.0
Washington............        8,744                   2.0
All Other.............       73,824                  16.4
                           --------                 -----
     Total............     $446,248                 100.0%
                           ========                 =====

UNDERWRITING

     AMIG employs a disciplined approach to underwriting and the design and pricing of its products in an attempt to achieve consistently profitable underwriting results, even at the expense of premium growth. AMIG reviews pricing on a state-by-state and product-by-product basis every 12 to 24 months to insure products are meeting targeted profitability levels. AMIG has 17 underwriters for its personal lines products and nine commercial underwriters. These underwriters have an average of more than nine years of underwriting experience. The experience of these underwriters, especially in the manufactured housing industry, provides AMIG with an in-depth understanding of its markets.

     AMIG's underwriting policies are designed to achieve an underwriting profit. AMIG's underwriting experience has produced a combined ratio of losses and operating expenses to premiums earned of less than 100% in eight of the past 10 years as follows:

      YEAR ENDED DECEMBER 31,        LOSS RATIO    COMBINED RATIO
      -----------------------        ----------    --------------
1989...............................     58.7%          100.9%
1990...............................     54.9            97.5
1991...............................     53.1            96.9
1992...............................     49.2            94.6
1993...............................     51.7            94.0
1994...............................     55.0            98.5
1995...............................     52.0            97.2
1996...............................     61.8           104.3
1997...............................     55.1            95.8
1998...............................     56.1            96.9
                                        ----           -----
10 year average....................     54.8%           97.7%

   THREE MONTHS ENDED MARCH 31,
   ----------------------------
1996...............................     68.2%          111.3%
1997...............................     55.4            98.2
1998...............................     53.3            95.2
1999...............................     49.4            94.5

CLAIMS SERVICING

     AMIG has invested substantial resources in its claims management infrastructure and believes that its internal claims handling capabilities result in greater customer satisfaction and improved underwriting results. AMIG currently has over 250 full-time employees in its claims department, including more than 145 in-house claims adjusters located strategically throughout the United States. AMIG also uses third-party adjusters to supplement its internal claims staff. Currently, in excess of 80% of AMIG's claims are settled by AMIG's internal claims staff. AMIG believes that its in-house staff settles claims more efficiently than outside adjusters who have not specialized in manufactured housing.

     AMIG believes that timely and accurate claims handling is critical to its success. For its personal lines claims, AMIG seeks to settle 85% of property claims within 30 days and 90% of liability claims within 90 days.

REINSURANCE

     AMIG follows the customary industry practice of reinsuring a portion of its risks. Insurance is ceded principally to reduce AMIG's exposure on large individual risks and to provide protection against large losses, including catastrophe losses. Although reinsurance does not legally discharge the ceding insurer from its primary obligation to pay the full amount of losses incurred under policies reinsured, it does render the reinsurer liable to the insurer to the extent provided by the terms of the reinsurance treaty. As part of its internal procedures, AMIG evaluates the financial condition of each prospective reinsurer before it cedes business to that carrier. Based on AMIG's review of its reinsurers' financial condition and reputation in the marketplace, AMIG believes its reinsurers are financially sound and that they can meet their obligations to AMIG under the terms of the reinsurance treaties.

     Catastrophe reinsurance serves to protect the ceding insurer from significant aggregate losses arising from a single event (or a series of related events occurring within a short period), such as a hurricane, earthquake, windstorm, hail, tornado or other such extraordinary occurrence. If the coverage is exhausted, additional catastrophe coverage under the treaty may be purchased as a matter of right to reinstate original coverage by paying an additional, contractually defined premium. The number of reinstatements that the reinsurer is required to grant is limited by the terms of the treaty. AMIG's property catastrophe reinsurance program for 1999 provides protection of $104,500,000 in excess of a $5,500,000 retention per occurrence. AMIG, generally, retains 5% of all losses covered under the reinsurance program in excess of the deductible.

     AMIG also maintains excess loss reinsurance on its insurance products. Casualty claims above $100,000, up to $1.5 million per occurrence, are reinsured. Property lines are covered on a per risk basis above $200,000 up to $2.0 million. Facultative reinsurance is purchased on specific commercial liability risks. Such liability risks are covered on a per risk basis above $200,000 up to $3.0 million. AMIG also cedes a portion of its premium and related risks on a quota share basis.

PROPERTY AND CASUALTY LOSS RESERVES

     AMIG's consolidated financial statements include the estimated liability, or reserves, for unpaid losses and loss adjustment expenses of its property and casualty insurance subsidiaries. The liability is presented net of amounts recoverable from salvage and subrogation and includes amounts recoverable from reinsurance for which receivables are recognized.

     AMIG establishes reserves for losses that have been reported to AMIG and certain legal expenses on the "case basis" method. AMIG estimates claims incurred but not reported and other adjustment expenses using statistical procedures. AMIG accrues salvage and subrogation recoveries using the "case basis" method for large claims and statistical procedures for smaller claims.

     AMIG's objective is to set reserves that are adequate; that is, the amounts originally recorded as reserves should at least equal the amounts ultimately expected to be required to settle losses. AMIG's reserves reflect its best estimates of the total ultimate cost of claims that have been incurred but have not yet been paid. The estimates are based on past claims experience and reflect current claims trends as well as social, legal and economic conditions, including inflation. The reserves are not discounted.

     AMIG reviews its loss and loss adjustment expense reserve development on a regular basis to determine whether the reserving assumptions and methods are appropriate. Reserves initially determined are compared to the amounts ultimately paid. AMIG regularly makes statistical estimates of the projected amounts necessary to settle outstanding claims, compares these estimates to the recorded reserves and adjusts the reserves as necessary. The adjustments are reflected in current operations.

     There are no material differences between the loss and loss adjustment expense liability reported in Midland's consolidated financial statements in accordance with generally accepted accounting principles and that reported in the annual statements filed with state insurance departments in accordance with statutory accounting practices.

     The following table provides an analysis of changes in AMIG's loss and loss adjustment expense reserves for 1998, 1997 and 1996, net of reinsurance amounts. Based on the information available during and at the end of 1998, operations were credited $2,120,000 in 1998 as a result of a decrease in the estimated amounts needed to settle prior years' claims. Based upon the information available during and at the end of 1997 and 1996, operations were charged $5,230,000 in 1997 and $3,771,000 in 1996 as a result of an increase in such estimates. Such reserve adjustments, which affected results of current operations during each of the years, resulted from developed losses from prior years being different than were anticipated when the liability for losses and loss adjustment expense were originally estimated. Those development trends have been considered in establishing the current year liabilities.

                                                   1998        1997       1996
                                                 --------    --------    -------
                                                     (DOLLARS IN THOUSANDS)
Balance at January 1...........................  $108,334    $ 88,992    $61,497
  Less reinsurance recoverables................    26,433      24,208     13,785
                                                 --------    --------    -------
Net balance at January 1.......................    81,901      64,784     47,712
                                                 --------    --------    -------
Incurred related to:
  Current year.................................   208,811     163,035    166,554
  Prior years..................................    (2,120)      5,230      3,771
                                                 --------    --------    -------
          Total incurred.......................   206,691     168,265    170,325
                                                 --------    --------    -------
Paid related to:
  Current year.................................   157,530     113,841    121,782
  Prior years..................................    42,795      37,307     31,471
                                                 --------    --------    -------
          Total paid...........................   200,325     151,148    153,253
                                                 --------    --------    -------
Net balance at:
  December 31..................................    88,267      81,901     64,784
  Plus reinsurance recoverables................    20,430      26,433     24,208
                                                 --------    --------    -------
Balance at December 31.........................  $108,697    $108,334    $88,992
                                                 ========    ========    =======

ANALYSIS OF LOSS AND LOSS ADJUSTMENT EXPENSE RESERVE DEVELOPMENT

     The next table presents the development of the estimated liability for the ten years prior to 1998. The top line of the table illustrates the estimated liability for unpaid losses and loss adjustment expense recorded at the balance sheet date at the end of each of the indicated years. This liability represents the estimated amount of losses and loss adjustment expense for claims arising in all prior years that were unpaid at the balance sheet date, including losses that had been incurred but not yet reported to AMIG.

     The upper portion of the table shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimate was increased or decreased as more information became known about the frequency and severity of claims for individual years. Conditions and trends that have affected development of the liability in the past may not necessarily occur in the future.

Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

     The table shows the cumulative redundancy (deficiency) developed with respect to the previously recorded liability for all years as of the end of 1998. For example, AMIG's 1990 reserve of $16,570,000 has been re-estimated as of year-end 1998 to be $13,579,000, indicating a redundancy of $2,991,000.

     The lower section of the table shows the cumulative amount paid with respect to the previously recorded liability as of the end of each succeeding year. For example, as of December 31, 1998, AMIG had paid $13,574,000 of the currently estimated $13,579,000 of losses and loss adjustment expense that have been incurred as of the end of 1990; thus an estimated $5,000 of losses incurred as of the end of 1990 remain unpaid as of the current financial statement date.

     In using this information, it should be noted that this table does not present accident or policy year development data which readers may be more accustomed to analyzing. Each amount in each column includes amounts applicable to the year over the column and all prior years. For example, the amounts included in the 1993 column include amounts related to 1993 and all prior years.

     AMIG's reserve development was unfavorable for 1995 and 1996 due to AMIG's expansion into certain areas of commercial lines insurance. However, reserve development was favorable for 1997 due to a reduction AMIG's commercial lines business combined with a strengthening of the commercial lines reserves in 1997.

            ANALYSIS OF LOSS AND LOSS ADJUSTMENT EXPENSE DEVELOPMENT

                             (DOLLARS IN THOUSANDS)

    YEAR ENDED DECEMBER 31       1988      1989      1990      1991      1992      1993      1994      1995      1996       1997
    ----------------------      -------   -------   -------   -------   -------   -------   -------   -------   -------   --------
Reserve for Unpaid Losses, Net
  of Reinsurance..............  $12,464   $15,732   $16,570   $19,089   $20,405   $27,744   $37,481   $47,712   $64,784   $ 81,901
Net Reserve Re-estimated as
  of:
  One Year Later..............   11,609    15,167    15,492    17,160    18,425    25,668    30,134    51,483    70,014     79,781
  Two Years Later.............   11,534    15,043    14,859    15,699    18,451    22,686    32,074    53,467    67,310
  Three Years Later...........   11,292    14,397    13,841    15,202    16,871    21,154    31,880    52,418
  Four Years Later............   11,024    13,773    13,929    14,497    16,616    20,966    31,734
  Five Years Later............   10,886    13,758    13,663    14,393    16,505    20,688
  Six Years Later.............   10,926    13,754    13,598    14,373    16,445
  Seven Years Later...........   10,962    13,722    13,589    14,361
  Eight Years Later...........   10,948    13,741    13,579
  Nine Years Later............   10,967    13,732
  Ten Years Later.............   10,929
Net Cumulative Redundancy
  (Deficiency)................  $ 1,535   $ 2,000   $ 2,991   $ 4,728   $ 3,960   $ 7,056   $ 5,747   $(4,706)  $(2,526)  $  2,120
                                =======   =======   =======   =======   =======   =======   =======   =======   =======   ========
Net Cumulative Amount of
  Reserve Paid Through:
  One Year Later..............  $ 8,659   $11,210   $11,117   $10,937   $11,730   $ 9,684   $19,040   $31,471   $37,307   $ 42,795
  Two Years Later.............    9,644    12,902    12,488    12,685    14,397    18,445    26,471    41,785    51,461
  Three Years Later...........   10,461    13,355    12,965    13,588    15,923    19,930    29,237    47,434
  Four Years Later............   10,668    13,465    13,208    14,171    16,312    20,427    30,425
  Five Years Later............   10,739    13,595    13,471    14,307    16,381    20,558
  Six Years Later.............   10,825    13,689    13,530    14,331    16,420
  Seven Years Later...........   10,915    13,704    13,550    14,356
  Eight Years Later...........   10,930    13,703    13,574
  Nine Years Later............   10,929    13,727
  Ten Years Later.............   10,929
Net Reserve -- December 31....                                          $20,405   $27,744   $37,481   $47,712   $64,784   $ 81,901
Reinsurance Recoverables......                                            2,780     6,220    14,597    13,785    24,208     26,433
                                                                        -------   -------   -------   -------   -------   --------
Gross Reserve -- December
  31..........................                                          $23,185   $33,964   $52,078   $61,497   $88,992   $108,334
                                                                        =======   =======   =======   =======   =======   ========
Net Re-estimated Reserve......                                          $16,445   $20,688   $31,734   $52,418   $67,310   $ 79,781
Re-estimated Reinsurance......                                            2,240     4,638    12,359    15,145    25,152     25,742
                                                                        -------   -------   -------   -------   -------   --------
Gross Re-estimated Reserve....                                          $18,685   $25,326   $44,093   $67,563   $92,462   $105,523
                                                                        =======   =======   =======   =======   =======   ========
Gross Cumulative Redundancy
  (Deficiency)................                                          $ 4,500   $ 8,638   $ 7,985   $(6,066)  $(3,470)  $  2,811
                                                                        =======   =======   =======   =======   =======   ========

    YEAR ENDED DECEMBER 31        1998
    ----------------------      --------
Reserve for Unpaid Losses, Net
  of Reinsurance..............  $ 88,267
Net Reserve Re-estimated as
  of:
  One Year Later..............
  Two Years Later.............
  Three Years Later...........
  Four Years Later............
  Five Years Later............
  Six Years Later.............
  Seven Years Later...........
  Eight Years Later...........
  Nine Years Later............
  Ten Years Later.............
Net Cumulative Redundancy
  (Deficiency)................
Net Cumulative Amount of
  Reserve Paid Through:
  One Year Later..............
  Two Years Later.............
  Three Years Later...........
  Four Years Later............
  Five Years Later............
  Six Years Later.............
  Seven Years Later...........
  Eight Years Later...........
  Nine Years Later............
  Ten Years Later.............
Net Reserve -- December 31....  $ 88,267
Reinsurance Recoverables......    20,430
                                --------
Gross Reserve -- December
  31..........................  $108,697
                                ========
Net Re-estimated Reserve......
Re-estimated Reinsurance......
Gross Re-estimated Reserve....
Gross Cumulative Redundancy
  (Deficiency)................

INVESTMENT PORTFOLIO

     AMIG pursues a total return strategy for its investment portfolio which seeks an attractive level of current income combined with long-term capital appreciation. In addition, AMIG seeks to balance safety and liquidity while maintaining portfolio diversification.

     AMIG categorizes marketable securities as debt securities (cash equivalents, debt instruments and preferred stocks having scheduled redemption provisions) and equity securities (common stocks and preferred stocks which do not have mandatory redemption provisions). AMIG classifies all debt and equity securities as available-for-sale and carries such investments at market value. Unrealized gains or losses on investments, net of related income taxes, are included in shareholders' equity. Realized gains and losses on sales of investments are recognized in income on a specific identification basis.

     The following table details the carrying value of AMIG's portfolio at March 31, 1999:

                                                     FAIR MARKET VALUE       PERCENT
                                                   ----------------------    -------
                                                   (DOLLARS IN THOUSANDS)
Fixed income securities:
  U.S. government................................         $124,897             21.7%
  Tax-exempt municipal...........................          169,125             29.4
  Corporate and other............................           75,502             13.1
  Mortgage-backed and asset-backed...............           46,881              8.1
  Short-term investments.........................           22,025              3.8
Equity securities................................          132,130             22.9
Accrued interest and dividends...................            5,962              1.0
                                                          --------            -----
       Total.....................................         $576,522            100.0%
                                                          ========            =====

     The table set forth below reflects the ratings assigned to AMIG's fixed income securities and short-term investments as of March 31, 1999:

                    RATING(1)                        FAIR MARKET VALUE       PERCENT
                    ---------                      ----------------------    -------
                                                   (DOLLARS IN THOUSANDS)
AAA/Aaa..........................................         $319,604             72.9%
AA/Aa............................................           56,492             12.9
A/A..............................................           48,615             11.1
BBB/Baa..........................................           13,719              3.1
                                                          --------            -----
     Total fixed income securities and short-term
       investments...............................         $438,430            100.0%
                                                          ========            =====

---------------

(1) Ratings are assigned by either Standard & Poor's Corporation or by Moody's Investor Service, Inc.

     The following table shows the fair market value, average life, duration, book yield based on cost, and average pre-tax equivalent yield based on cost of AMIG's fixed income securities and short-term investments portfolio as of March 31, 1999:

                                                                                         AVERAGE
                                                           AVERAGE                       PRE-TAX
                                       FAIR MARKET          LIFE     DURATION   BOOK    EQUIVALENT
                                          VALUE            (YEARS)   (YEARS)    YIELD     YIELD
                                  ----------------------   -------   --------   -----   ----------
                                  (DOLLARS IN THOUSANDS)
Fixed income securities:
  U.S. government...............         $124,897            3.3       2.8       5.8%      5.8%
  Tax-exempt municipal..........          169,125            6.5       5.4       4.7       6.9
  Corporate and other...........           75,502            4.6       3.9       6.2       6.2
  Mortgage-backed and
    asset-backed................           46,881            3.7       2.2       6.9       6.9
  Short-term investments........           22,025             --        --       4.5       4.5
                                         --------
    Total fixed income
      securities and short-term
      investments...............         $438,430
                                         ========

     The table set forth below indicates the scheduled maturity distribution of AMIG's fixed income securities and short-term investments as of March 31, 1999:

                                 COST OR        FAIR MARKET
                              AMORTIZED COST       VALUE              PERCENT
                              --------------    -----------    ----------------------
                                 (DOLLARS IN THOUSANDS)        (OF FAIR MARKET VALUE)
One year or less............     $ 50,651        $ 50,805               11.6%
One year to five years......      207,406         209,444               47.8
Five years to ten years.....      159,505         161,781               36.9
Due after ten years.........       15,961          16,400                3.7
                                 --------        --------              -----
     Total fixed income
       securities and
       short-term
       investments..........     $433,523        $438,430              100.0%
                                 ========        ========              =====

     The table set forth below reflects the average market value of the fixed income portfolio and short-term investments, income earned and the average yield thereon for the quarter ended March 31, 1999 and the years ended December 31, 1998, 1997 and 1996, respectively:

                                  QUARTER ENDED      YEAR ENDED DECEMBER 31,
                                    MARCH 31,     ------------------------------
                                      1999          1998       1997       1996
                                  -------------   --------   --------   --------
                                                      (DOLLARS IN THOUSANDS)
Average fixed income
  investments(1)................    $440,233      $413,264   $352,338   $314,010
Net investment income(2)........       5,901        23,250     20,860     17,930
Average yield...................         5.4%(3)       5.6%       5.9%       5.7%
Average tax equivalent yield....         6.3%(3)       6.3%       6.4%       6.4%

---------------

(1) Average of the aggregate monthly invested amounts stated at amortized cost.

(2) Net investment income excludes dividend income, is net of all investment expenses and does not include net realized gains.

(3) Annualized.

     AMIG's current investment policy allows for the market value of its equity investment portfolio to be between 15 and 25 percent of the market value of AMIG's total portfolio. As of March 31, 1999, equity investments represented 22.9% of the total market value of AMIG's investment portfolio. AMIG has maintained a significant investment in the common stock of Firstar Corporation since the 1970's. This holding is valued at $69,648,900 as of March 31, 1999. In April 1999, a subsidiary of AMIG purchased from Firstar Corporation a 21% interest of Firstar Corporation's wholly-owned subsidiary, Elan Life Insurance Company, for $2.6 million. Firstar Corporation continues to own the remaining 79% of Elan Life Insurance Company. The balance of AMIG's equity investment portfolio is diversified primarily among domestic growth, domestic value and domestic small capitalization holdings and includes a limited exposure to international equities (less than 2% of the total AMIG investment portfolio).

     The table set forth below reflects the annualized total return (taking into account both interest income and dividends plus the change in market value) of AMIG's investment portfolio for the one, three and five year periods ending March 31, 1999:

                                                      PERIOD ENDING MARCH 31, 1999
                                                   -----------------------------------
                                                     ONE         THREE         FIVE
                                                     YEAR         YEAR         YEAR
                                                   --------    ----------    ---------
Equities:
  Equity Portfolio excluding Firstar Corporation
     Common Stock................................    14.2%        23.6%        23.4%
  Firstar Corporation Common Stock Holding.......    53.1         63.9         52.7
  S&P 500 Index..................................    18.5         28.1         26.3
  Russell 2000 Index.............................   (16.3)         7.7         11.2
Fixed Income:
  AMIG Before Tax................................     6.4          6.8          6.8
  AMIG After Tax.................................     4.6          4.8          4.8
  After Tax Lehman Brothers Intermediate
     Government/Corporate Index..................     4.3          4.5          4.5

GOVERNMENT REGULATION

     AMIG's insurance subsidiaries are subject to regulation and supervision by state insurance regulatory agencies in all jurisdictions in which they transact insurance business. Such regulation and supervision relates to, among other things, capital and surplus requirements, solvency standards, payments of dividends to shareholders, licensing to permit the transaction of business, licensing of agents, policy form and rate regulation, deposits of securities, methods of computing reserves and investment standards and diversification. These regulations are intended primarily to protect policyholders rather than shareholders. AMIG's subsidiaries also are required to file detailed annual and other reports with the regulatory agencies in each of the states in which they do business and their business and accounts are subject to examination at any time by such agencies. Under insurance statutes and procedures established by the National Association of Insurance Commissioners, AMIG's insurance subsidiaries are examined periodically by one or more state supervisory agencies for both financial condition and market conduct practices. AMIG has instituted comprehensive compliance programs with the goal of minimizing enforcement activity by state insurance regulatory agencies. Over the past five years, the aggregate total of all fines and penalties assessed by state insurance regulatory agencies against AMIG's insurance subsidiaries as a result of the market conduct of those subsidiaries has not had a material effect on the operating results or financial condition of Midland.

     The insurance laws of most states generally provide that all property and casualty insurance companies which do business in these states must belong to a statutory property and casualty guaranty association. The purpose of these guaranty associations is to protect policyholders by requiring solvent property and casualty insurance companies to pay certain insurance claims of insolvent insurers. The rules of such guaranty associations assess insurers proportionately to such insurer's share of voluntary premiums written in the given state in order to pay these claims. While most guaranty associations provide a procedure for recoupment of assessments through rate increases, rate surcharges or premium tax credits, there is no assurance that insurers will recover these assessments, and the time value of money becomes a cost to the insurer assessed. AMIG's share of these assessments is not expected to have a material impact on the business of AMIG's insurance subsidiaries.

     Many states have formed statutory residual market associations or plans to write certain higher risk property and casualty insurance. These associations cover such risks as wind and water in coastal areas and assigned risk for automobile. By statute, each private insurer writing voluntary business of the type written under the residual market plans in the state must be a member of these associations and, depending on the plan, may be required to accept certain of these risks and also may be required to participate in the profit or loss of the association or plan. Exposures under these plans are higher than voluntary writings because the plans accept higher risk business and rates charged for this business are often lower than actuarially required due to political influence of the governmental agency operating these plans.

     Insurers also are required by the states to provide coverage to insureds who would not otherwise be considered eligible by the insurers. Each state dictates the types of insurance and the level of coverage which must be provided to such involuntary risks. The rules of the programs in each state govern how involuntary risks are shared by companies who operate voluntarily in those states. Generally, the involuntary risks are shared on a pro rata basis by the companies who underwrite similar risks voluntarily in the applicable state.

     In recent years, increased scrutiny of state-regulated insurer solvency requirements by certain members of the United States Congress resulted in the National Association of Insurance Commissioners developing industry minimum risk-based capital requirements, and establishing a formal state accreditation process designed to more closely regulate solvency, minimize the diversity of approved statutory accounting and actuarial practices and increase the annual statutory statement disclosure requirements. Risk-based capital formulas are designed to identify an insurer's minimum capital requirements based upon the inherent risks (e.g., asset default, credit and underwriting) of its operations. In addition to the minimum capital requirements, risk-based capital formula and related regulations identify various levels of the capital adequacy and corresponding actions that the state insurance departments should initiate. Based on 1998 results, all of AMIG's insurance subsidiaries exceed the minimum applicable risk-based capital calculations.

     Various states have enacted laws which require registration and periodic reporting by insurance companies which are members of holding company systems. Midland's insurance subsidiaries are subject to such legislation and are registered under such statutes where required. Typically this legislation requires (1) disclosure of all material members of the holding company system,
(2) approval by the appropriate insurance commissioner of certain acquisitions and mergers, (3) disclosure and regulation of certain intra-system transactions which also are subject to certain standards, and (4) advance notice of proposed extraordinary dividends or other large distributions which also are subject to disapproval by the appropriate insurance commissioner. Under the terms of applicable state insurance statutes, any person or entity desiring to purchase more than a specified percentage (commonly 10%) of Midland's outstanding voting securities would be required to obtain prior regulatory approval.

     The federal government also has the power to regulate the insurance industry if the various states fail to regulate it. Except in a few limited areas, the federal government has not exercised its power. The United States Congress has considered the issue of federal regulation of certain aspects of the insurance industry and it is possible that it may adopt federal legislation in the future. Although Congress has not passed laws regarding the regulation of insurance, fair housing activists, including private advocacy groups, the United States Department of Housing and Urban Development, the Office of Fair Housing and Equal Opportunity and the United States Department of Justice, have taken steps to limit or attack the use of certain risk-based methods for underwriting and pricing homeowners insurance under the Federal Fair Housing Act, even though the act does not apply to insurers by its terms. Such activity has increased over the past several years. Recent efforts to challenge risk-based insurance practices have been facilitated through the legal concept of "disparate impact' which asserts that a policy or practice based on race-neutral criteria may nevertheless constitute illegal discrimination if it has a disproportionate adverse impact on minorities. If fair housing activities and the executive branch of the federal government succeed in challenging certain underwriting and pricing practices, insurers may have to abandon certain practices that, while based on risk-based criteria, may yield a disparate racial impact. This could result in less variation in rates according to individual risks and a higher average premium for most risks to subsidize high loss groups of customers. Despite activists' efforts, the United States Congress, in its 1997 and 1998 Appropriations Bill, included a statement reaffirming that regulating property insurance was not intended to be covered by the Fair Housing Act, prohibited the Department of Housing and Urban Development from using funds for insurance regulatory activities and also limited the funds that could be used for grants to private advocacy groups for actions under the Fair Housing Act.

     The Banking Committees of the U.S. Senate and House of Representatives recently have approved different versions of bills that would modernize the financial services industry. If either bill or similar proposals become law, banking and securities firms would be allowed to affiliate with insurance companies. The bills also address the possible sale of insurance by banks.

TRANSPORTATION OPERATIONS

     M/G Transport charters barges and broker freight for the movement of commodities on the inland waterways of the United States, primarily on the lower Mississippi River and its tributaries. The products carried vary depending on customer demand but generally include petroleum coke, ores, barite, fertilizers, sugar and other dry cargos.

     Historically, M/G Transport had owned and operated a fleet of barges and tow boats to haul freight along the Ohio and Mississippi Rivers and their tributaries. M/G Transport recognized that the traditional barge line was a mature industry with little opportunity for sustained growth. This situation, in the export-driven traditional barge line market, was further worsened by alternative suppliers to the world grain market and decreasing export demand for domestic coal. On this basis, in 1994 M/G Transport elected to exit the traditional barge line industry. M/G Transport's towboat fleet and approximately half of its barge fleet were sold in December 1994. The remaining 279 barges were retained to service the gulf coast niche market. This operation relies exclusively on readily available hired towing which creates a great deal of flexibility while eliminating the operational concerns associated with owning a tow boat fleet. At March 31, 1999, M/G Transport operated a fleet of 357 barges which includes 259 owned barges. Of these 259 barges, 126 are covered and the remaining 133 are open. The average age of the owned barges is approximately 12 years.

EMPLOYEES

     At March 31, 1999, Midland had 897 employees. None of Midland's employees are covered by a collective bargaining agreement. Midland has never experienced any work stoppages or slowdowns in its current businesses, and Midland considers its relationship with its employees to be good.

FACILITIES

     Midland owns its 275,000 square foot headquarters facility in Amelia, Ohio, located east of Cincinnati. Midland's insurance subsidiaries also lease office space in Montgomery, Alabama, St. Louis, Missouri and Clearwater, Florida, and Midland's transportation subsidiaries lease offices in Metairie, Louisiana. Midland owns a 292,000 square foot manufacturing, warehouse and office facility which it leases to a non-affiliated third party.

LEGAL PROCEEDINGS

     A grand jury returned a nine count indictment against M/G Transport Services, Inc. in February, 1995, alleging violations of certain environmental laws. Seven former M/G Transport Services, Inc. employees were also indicted. The indictments alleged that M/G Transport Services, Inc. employees had, over a period of years, discharged, or permitted the discharge of, bilge water, ash and other refuse in the inland waterways. Midland no longer conducts the activities which gave rise to these charges. The case, United States of America vs. M/G Transport Services, Inc. et. al., went to trial in 1995. M/G Transport Services, Inc. was found guilty on eight of the nine counts in the indictments, and three of M/G Transport Services, Inc.'s former employees were also found guilty on various counts. As a result of the guilty verdicts against it, M/G Transport Services, Inc. could have been fined up to $3.7 million. In July 1997, upon motion by the Defendants, six of the remaining eight counts against M/G Transport Services, Inc., four of the six remaining counts against one former employee and all of the remaining counts against two former employees were dismissed. On October 31, 1997, M/G Transport Services, Inc. was fined $250,000 and placed on two years' probation on the two remaining counts. The United States appealed the dismissal of these counts, and on April 22, 1999, a three judge panel of the Sixth Circuit Court of Appeals issued an opinion which reversed the earlier ruling of the trial court which had dismissed six of the eight counts against M/G Transport Services, Inc. and several counts against individual defendants formerly employed by M/G Transport Services, Inc. All of the verdicts against M/G Transport Services, Inc. on the six counts which had been dismissed by the trial court were reinstated by the Court of Appeals. The trial court has not yet set a date for sentencing on the reinstated verdicts. However, during the sentencing phase of the original trial, the probation department recommended total fines of $1,000,000 against M/G Transport Services, Inc. for all eight verdicts. M/G Transport Services, Inc. has already paid $250,000 in fines on the two counts the trial court did not dismiss. Midland believes that based upon the original fines proposed by the probation department, it has established and maintained adequate accruals related to any additional fines which may be imposed by the trial court and believes that any such fines will not have a material adverse affect on the financial condition or results of operations of Midland.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information concerning Midland's directors and executive officers as of April 30, 1999:

            NAME              AGE                       POSITION
            ----              ---                       --------
J. P. Hayden, III(1)........  46    Chairman of the Board and Chief Operating Officer
John W. Hayden(1)...........  41    President, Chief Executive Officer and a Director
J. P. Hayden, Jr.(1)........  69    Chairman of the Executive Committee of the Board
                                    of Directors
Michael J. Conaton(1).......  65    Vice Chairman of Midland and
                                    Vice Chairman of the Board
John I. Von Lehman..........  46    Executive Vice President, Chief Financial
                                    Officer, Secretary and a Director
Kurt R. Schwamberger........  52    Senior Vice President
Paul T. Brizzolara..........  41    Senior Vice President and Chief Legal Officer
W. Todd Gray................  31    Treasurer
George R. Baker.............  69    Director
James E. Bushman(3).........  54    Director
James H. Carey(2)(3)........  65    Director
Jerry A. Grundhofer.........  53    Director
Robert W. Hayden............  60    Director
William T. Hayden...........  45    Director
William J. Keating(1)(2)....  71    Director
John R. LaBar...............  67    Director
David B. O'Maley(2).........  52    Director
John M. O'Mara(3)...........  71    Director
Glenn E. Schembechler(3)....  69    Director

---------------

(1) Executive Committee Member

(2) Compensation Committee Member

(3) Audit Committee Member

     J. P. Hayden, III has served as a Director of Midland since 1989. Mr. Hayden is currently Chairman of the Board of Directors and Chief Operating Officer of Midland. Mr. Hayden also serves as Chairman and Chief Executive Officer of M/G Transport. Mr. Hayden has served in various capacities for Midland and its subsidiaries since 1975.

     John W. Hayden has served as a Director of Midland since 1991. He is currently the Chief Executive Officer and President of Midland. In addition, Mr. Hayden serves as the Chairman of AMIG. Before assuming his current responsibilities, Mr. Hayden served as a Senior Executive Vice President of Midland and Vice Chairman of AMIG. Mr. Hayden has served in various capacities for Midland and its subsidiaries since 1981.

     J. P. Hayden, Jr. has served as a Director of Midland since 1961. Mr. Hayden is currently Chairman of the Executive Committee of the Board of Directors of Midland.

From 1980 through April 1998, Mr. Hayden served as Chairman of the Board and the Chief Executive Officer of Midland and from 1960 through 1979 he served as President of Midland. Mr. Hayden has served Midland and its subsidiaries in various capacities since 1950.

     Michael J. Conaton has served as a Director of Midland since 1969. Mr. Conaton is currently Vice Chairman of Midland and Vice Chairman of the Board of Directors. Mr. Conaton served as President of Midland from 1988 until April 1998. Mr. Conaton has served Midland in various capacities since 1961.

     John I. Von Lehman has served as a Director of Midland since 1991. Mr. Von Lehman is currently Executive Vice President, Chief Financial Officer and Secretary of Midland. Mr. Von Lehman has served Midland in various capacities since 1980.

     Kurt R. Schwamberger was elected Senior Vice President of Midland in December, 1998. Prior to that he was President of AMIG. Mr. Schwamberger joined AMIG in 1996.

     Paul T. Brizzolara was elected Senior Vice President and Chief Legal Officer of Midland in December, 1998. Prior to that he was Assistant Vice President and Assistant Chief Counsel of Midland. Mr. Brizzolara joined Midland in 1979 after graduation from the University of Cincinnati College of Law.

     W. Todd Gray was elected Treasurer of Midland effective January 1998. Prior to that he was Assistant Treasurer of Midland. He joined Midland in 1994 and prior to that worked for a national accounting firm.

     George R. Baker has served as a Director of Midland since 1971. Mr. Baker has been self-employed as a corporate director and advisor for over five years. He is a Director of Reliance Group Holdings, Inc., Reliance Insurance Co. and W.W. Grainger, Inc.

     James E. Bushman has served as a Director of Midland since 1997. Mr. Bushman is the President and Chief Executive Officer of Cast-Fab Technologies, Inc. and has served in that capacity for over ten years.

     James H. Carey has served as a Director of Midland since 1971. Mr. Carey currently serves as a corporate director and advisor and has served as the managing director of Briarcliff Financial Associates since 1991. Mr. Carey currently serves as a Director of Airborne Freight Corporation, Nantucket Industries, Inc. and S.G. Cowan Group of Mutual Funds. Mr. Carey formerly served as the Chief Executive Officer of National Capital Benefits Corporation and the President and Chief Executive Officer of Berkshire Bank.

     Jerry A. Grundhofer has served as a Director of Midland since 1998. Mr. Grundhofer currently serves as the President and Chief Executive Officer of Firstar Corporation. Prior to its merger with Firstar Corporation, Mr. Grundhofer served as the Chairman of the Board and Chief Executive Officer of Star Bank, N.A. Firstar Corporation is a lender under Midland's revolving credit facility and lends money to Midland from time to time on arms-length terms.

     Robert W. Hayden has served as a Director of Midland since 1968. Mr. Hayden retired, effective January 29, 1999, as a Vice President of Midland. Mr. Hayden served Midland and its subsidiaries in various capacities from 1960 until 1999.

     William T. Hayden has served as a Director of Midland since 1994. Mr. Hayden has been an attorney in private practice for over five years and was formerly a partner at the law firm of Cohen, Todd, Kite & Stanford in Cincinnati, Ohio.

     William J. Keating has served as a Director of Midland since 1991. Mr. Keating is the retired Chairman, Publisher and Chief Executive Officer of The Cincinnati Enquirer.

     John R. LaBar has served as a Director of Midland since 1963. Mr. LaBar retired as Vice President and Secretary of Midland effective December 31, 1998. Mr. LaBar served Midland and its subsidiaries in various capacities from 1953 through 1998.

     David B. O'Maley has served as a Director of Midland since 1998. Mr. O'Maley is currently President and Chief Executive Officer of the Ohio National Financial Services (Ohio National Life Insurance Company and Ohio National Life Assurance Company) and has been in that position for over five years. Mr. O'Maley is also Chairman and Director of the ON Equity Sales Company and Ohio National Equities, Inc. Mr. O'Maley serves as a Director of Firstar Corporation and Star Bank, N.A.

     John M. O'Mara has served as a Director of Midland since 1983. Mr. O'Mara is currently a financial consultant and provides general advice to corporations and acts as a consultant to parties to leveraged buy-out transactions. Mr. O'Mara has been acting as a financial consultant for over five years. Mr. O'Mara is a Director of Baldwin & Lyons, Inc., Plantronics, Inc. and Glenoit, Inc. Mr. O'Mara formerly served as Chairman of the Executive Committee of Quality Care Systems.

     Glenn E. Schembechler has served as a Director of Midland since 1981. Mr. Schembechler is a Professor Emeritus at the University of Michigan. Mr. Schembechler served as President of the Detroit Tigers Baseball Club and served as Athletic Director and Head Football Coach at the University of Michigan. Mr. Schembechler is a Director of Riddell Sports, Inc.

     J. P. Hayden, Jr. and Robert W. Hayden are brothers. J. P. Hayden, III, John W. Hayden and William T. Hayden are sons of J. P. Hayden, Jr.

                       PRINCIPAL AND SELLING SHAREHOLDERS

PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information known to Midland with respect to beneficial ownership of Midland's common stock by members of the Hayden and LaBar families and all other directors and executive officers as a group as of April 30, 1999 and as adjusted to give effect to the sale of common stock in the offering. For more information regarding the selling shareholders, see the section of this prospectus entitled "-- Selling Shareholders" appearing on the following page.

                                                              SHARES OWNED
                                        --------------------------------------------------------
                                          BEFORE OFFERING                      AFTER OFFERING
                                        -------------------   SHARES TO BE   -------------------
                                         NO. OF               SOLD IN THE     NO. OF
                 NAME                    SHARES     PERCENT     OFFERING      SHARES     PERCENT
                 ----                   ---------   -------   ------------   ---------   -------
HAYDEN FAMILY HOLDINGS
  J.P. Hayden, Jr. Family(1)..........  2,816,422    29.6%      150,000      2,666,422    25.0%
  Robert W. Hayden Family(2)..........  1,459,844    15.3       200,000      1,259,844    11.8
                                        ---------    ----       -------      ---------    ----
    TOTAL HAYDEN FAMILY...............  4,276,266    44.9       350,000      3,926,266    36.8
LABAR FAMILY HOLDINGS
  John R. LaBar Family(3).............  1,121,337    11.8       100,000      1,021,337     9.6
  Mary L. Thul Family(4)..............    495,393     5.2       100,000        395,393     3.7
                                        ---------    ----       -------      ---------    ----
    TOTAL LABAR FAMILY................  1,616,730    17.0       200,000      1,416,730    13.3
       TOTAL HAYDEN & LABAR
         FAMILIES.....................  5,892,996    61.9%      550,000      5,342,996    50.0%
                                        =========    ====       =======      =========    ====
All Directors and Executive Officers
  as a group (excluding members of the
  Hayden and LaBar Families)(5).......    259,532     2.7%       30,000        229,532     2.1%
                                                                -------
       Total Shares to be
         Sold in the Offering.........                          580,000
                                                                =======

---------------

 *  Less than 1%

(1) Includes shares beneficially owned by J.P. Hayden, Jr. and shares beneficially owned by his spouse, children, children's spouses and grandchildren. Also includes trust beneficiary interests of such persons (including the Hayden Family Trust). Does not include a total of 87,000 shares that may be acquired upon exercise of options within 60 days by such persons.

(2) Includes shares beneficially owned by Robert W. Hayden and shares beneficially owned by his spouse, children, children's spouses and grandchildren. Also includes trust beneficiary interests of such persons. Does not include a total of 3,000 shares that may be acquired upon exercise of options within 60 days by such persons.

(3) Includes shares beneficially owned by John R. LaBar and shares beneficially owned by his spouse, children, children's spouses and grandchildren. Also includes trust beneficiary interests of such persons. Does not include a total of 4,500 shares that may be acquired upon exercise of options within 60 days by such persons.

(4) Includes shares beneficially owned by Mary L. Thul and shares beneficially owned by her spouse, children, children's spouses and grandchildren. Also includes trust beneficiary interests of such persons.

(5) Does not include 21,000 shares that may be acquired through the exercise of options within 60 days.

    SELLING SHAREHOLDERS

     The following table sets forth certain information known to Midland with respect to beneficial ownership of Midland's common stock by the selling shareholders as of April 30, 1999 and as adjusted to give effect to the sale of common stock in the offering by each selling shareholder. The selling shareholders will bear none of the expenses of the offering other than the underwriting commissions applicable to the shares to be sold by them. See the section of this prospectus entitled "Management -- Executive Officers and Directors" on page 46.

                                                         SHARES OWNED
                                   --------------------------------------------------------
                                     BEFORE OFFERING                      AFTER OFFERING
                                   -------------------   SHARES TO BE   -------------------
                                    NO. OF               SOLD IN THE     NO. OF
              NAME                  SHARES     PERCENT     OFFERING      SHARES     PERCENT
              ----                 ---------   -------   ------------   ---------   -------
Hayden Family Trust(1)...........    175,000     1.8%      150,000         25,000       *
Robert W. Hayden(2)..............    850,944     8.9       200,000        650,944     6.1%
John R. LaBar(3).................    571,050     6.0       100,000        471,050     4.4
Mary L. Thul(4)..................    397,473     4.2       100,000        297,473     2.8
Michael J. Conaton(5)............    153,176     1.6        30,000        123,176     1.1
                                                           -------
     Total Shares to be Sold in
       the Offering..............                          580,000
                                                           =======

---------------

 * Less than 1%

(1) The trustee of the Hayden Family Trust is William T. Hayden, a director of Midland. The beneficiaries of the Hayden Family Trust are members of J.P. Hayden, Jr.'s family.

(2) 160,019 of the shares to be sold are owned of record by the Robert W. Hayden Trust u/a/d 12/9/91 of which William T. Hayden, a director of Midland, Burgess L. Doan and William McD. Kite, a former director of Midland, serve as co-trustees. 39,981 of the shares to be sold are owned of record by the Robert W. Hayden Charitable Remainder Unitrust u/a/d 10/28/98 of which William T. Hayden, a director of Midland, Burgess L. Doan and Mark E. Burke serve as co-trustees. Mr. Hayden's shares do not include 3,000 shares that may be acquired through the exercise of options within 60 days.

(3) Mr. LaBar's shares do not include 3,000 shares that may be acquired through the exercise of options within 60 days.

(4) The 100,000 shares to be sold are held of record by the Mary L. Thul Trust u/a/d 11/22/95 of which Mrs. Thul serves as sole trustee. Mary L. Thul is John R. LaBar's sister.

(5) The 30,000 shares to be sold are held of record by the Margaret A. Conaton Trust of which Mr. Conaton serves as sole trustee. Mr. Conaton's shares do not include 21,000 shares that may be acquired through the exercise of options within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     Midland's authorized capital stock consists of 20,000,000 shares of common stock, without par value, and 500,000 shares of undesignated preferred stock. The following description is a summary and is qualified in its entirety by the provisions of Midland's Articles of Incorporation and Code of Regulations and by provisions of Ohio law.

COMMON STOCK

     As of March 31, 1999, Midland had 9,515,249 shares of common stock outstanding, all of which are fully paid, validly issued and non-assessable.

     Cumulative voting rights will be afforded to holders of Midland common stock at any shareholders meeting held for the election of directors, if properly requested by a shareholder. To request cumulative voting, a shareholder must give a timely written notice to the President, a Vice President or the Secretary of Midland that such shareholder desires that the voting for directors at a particular meeting be cumulative. If Midland gives notice of the shareholders meeting at least 10 days prior to the meeting, a shareholder's notice of a desire for cumulative voting is timely if given at least 48 hours before the time fixed for the shareholders meeting. If Midland gives notice of the meeting less than 10 days in advance, a shareholder's cumulative voting notice is timely if given within 24 hours of the time fixed for the meeting. Cumulative voting will be afforded to the shareholders after the giving of such notice, if announcement of the notice is announced by Midland's Chairman or Secretary or by or on behalf of the requesting shareholder, at the time the shareholders meeting is convened.

     Subject to preferences granted to holders of preferred stock, holders of common stock are entitled to share in such dividends as the Board of Directors, in its discretion, may validly declare from funds legally available. See the section of this prospectus entitled "Price Range of Common Stock and Dividends" on page 13.

     In the event of liquidation, each outstanding share of common stock entitles its holder to participate ratably in the assets remaining after payment of liabilities and any preferred stock liquidation preferences.

     Shareholders have no preemptive or other rights to subscribe for or purchase additional shares of any class of stock or any other securities of Midland.

     There are no redemption or sinking fund provisions with regard to the common stock.

     The affirmative vote of a majority of all outstanding shares of common stock is required to amend the Articles of Incorporation and to approve mergers, consolidations and similar transactions except as discussed below under "-- Provisions Affecting Business Combinations."

PREFERRED STOCK

     Midland has authorized 500,000 shares of preferred stock which may be issued from time to time in series having such designated preferences and rights, qualifications and limitations as the Board of Directors may determine without any approval of shareholders. Preferred stock could be given rights which would adversely affect the equity of holders of common stock and could have preference over common stock with respect to dividend and liquidation rights. The issuance of preferred stock could have the effect of acting as an anti-takeover device to prevent a change of control of Midland.

PROVISIONS AFFECTING BUSINESS COMBINATIONS

     Chapter 1704 of the Ohio Revised Code regulates business combinations and other transactions involving "interested shareholders" of "issuing public corporations." An interested shareholder under Chapter 1704 is, in general, a person who directly or indirectly, whether alone or with others, may exercise or direct the exercise of 10% of the voting power of the issuing public corporation in the election of directors, after taking into account all of that person's beneficially owned shares that are not currently outstanding. Midland is an issuing public corporation under Chapter 1704. Chapter 1704 may be viewed as having an anti-takeover effect. The statute, in general, prohibits an "issuing public corporation" from entering into a Chapter 1704 Transaction with an interested shareholder, or any entity which is or would be after the transaction an affiliate of an interested shareholder, for at least three years following the date on which the interested shareholder attains such 10% ownership without the approval of the board of directors of the corporation. As a result, one significant effect of Chapter 1704 is to cause a person or entity desiring to become an interested shareholder to negotiate with the board of directors of a corporation prior to becoming an interested shareholder. A "Chapter 1704 Transaction" is broadly defined to include, among other things, a merger or consolidation with, a sale of substantial assets to, or the receipt of a loan, guaranty or other financial benefit (which is not proportionately received by all shareholders) by the interested shareholder. Following the expiration of such three-year period, a Chapter 1704 Transaction with the interested shareholder is permitted under certain circumstances.

     Also, pursuant to Section 1701.831 of the Ohio Revised Code, the purchase of certain levels of voting power of Midland (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of the holders of at least a majority of the total voting power of Midland and the separate prior authorization of the holders of at least a majority of the voting power held by shareholders other than the proposed purchaser, officers of Midland and Directors of Midland who are also employees.

     Section 1707.043 of the Ohio Revised Code provides generally that any profit realized from the disposition of any equity securities of an Ohio corporation by a person who, within eighteen months before the disposition made a proposal, or publicly disclosed the intention or possibility of making a proposal to acquire control of the corporation, inures to and is recoverable by the corporation. However, a corporation will have no rights to profits made by a person who is determined by a court of competent jurisdiction to have made such proposal or disclosure with the sole purpose of succeeding in acquiring control of the corporation and having reasonable grounds for believing that such person would acquire control of the corporation. In general, a corporation will also have no rights to profits where the person was not acting with the purpose of affecting market trading and the person's actions did not have a material effect on the price or volume of market trading in the equity securities.

     Midland's Code of Regulations provides that its Board of Directors consist of not less than three members divided into three classes. Currently there are 16 members of the Board divided into three classes. Five directors will serve until the annual meeting of 2002, five directors will serve until the annual meeting of 2001 and six directors will serve until the annual meeting of 2000.

     Special meetings of the shareholders may be called by the Chairman of the Board, President or Vice President, a majority of the Board of Directors or by the holders of at least 40% of Midland's voting shares.

     While Midland believes that these provisions are in shareholders' best interests, potential shareholders should be aware that such provisions could be disadvantageous to them because their overall effect may be to render more difficult the removal of incumbent directors and management or the assumption of effective control by other persons.

LIABILITY OF DIRECTORS AND EXECUTIVE OFFICERS

     Under Ohio law, shareholders are entitled to bring suit, generally in an action on behalf of the corporation, to recover damages caused by breaches of the duty of care and the duty of loyalty owed to a corporation and its shareholders by directors and, to a certain extent, executive officers. Ohio law has codified the traditional business judgement rule. Ohio law provides that the business judgement presumption of good faith may only be overcome by clear and convincing evidence, rather than the preponderance of the evidence standard applicable in most states.

     Further, Ohio law provides specific statutory authority for directors to consider, in addition to the interests of the corporation's shareholders, other factors such as the interests of the corporation's employees, suppliers, creditors and customers; the economy of the state and the nation; community and societal considerations; the long-term and short-term interests of the corporation and the shareholders; and the possibility that these interests may be best served by the continued independence of the corporation.

     Directors of Ohio corporations are, unless the corporation's articles or regulations otherwise provide, liable to the corporation for money damages for actions taken or failed to be taken as a director only if it is proven by clear and convincing evidence that the act or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or reckless disregard for the best interests of the corporation.

     Midland's Code of Regulations provides that Midland shall indemnify directors and officers to the fullest extent provided by applicable Ohio law as currently exists or may be broadened by amendment and shall advance to officers and directors, under certain circumstances, funds for expenses, liabilities and loss actually and reasonably incurred or suffered in connection with defending pending or threatened suits.

TRANSFER AGENT AND REGISTRAR

     The registrar and transfer agent for Midland's common stock is The Fifth Third Bank.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, for whom The Robinson-Humphrey Company, LLC, McDonald Investments Inc. and J.J.B. Hilliard, W.L. Lyons, Inc. are acting as representatives, have severally agreed to purchase from Midland and the selling shareholders and Midland and the selling shareholders have agreed to sell to each of the underwriters, the number of shares of common stock set forth opposite their respective names.

                                                                 NUMBER
                        UNDERWRITERS                            OF SHARES
                        ------------                            ---------
The Robinson-Humphrey Company, LLC..........................
McDonald Investments Inc....................................
J.J.B. Hilliard, W.L. Lyons, Inc. ..........................
          Total.............................................
                                                                ========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to various other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $ per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may be changed.

     Midland has granted to the underwriters an option, exercisable by the representatives for 30 days after the date of this prospectus, to purchase up to an additional 262,500 shares of common stock at the public offering price less the underwriting discount set forth on the cover page. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent that the representatives exercise such option, each of the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of common stock to be purchased by each of them as shown in the table above, bears to the 1,750,000 shares of common stock offered hereby.

     In connection with the offering, Midland, Midland's executive officers and directors and the selling shareholders have agreed that, during a period of days from the date of this prospectus, they will not, without the prior written consent of The Robinson-Humphrey Company, LLC, directly or indirectly, issue, sell, or offer to sell, contract to sell, solicit on offer to buy, grant any option, right or warrant for the purchase or sale of, assign, pledge, hypothecate, distribute or otherwise transfer, dispose of, encumber or reduce any risk of ownership (or make any announcement with respect to any of the foregoing) any shares of common stock or any options, rights, warrants or other securities convertible into or exercisable or exchangeable for common stock or evidencing any right to purchase or subscribe for shares of common stock; except that, Midland and the selling shareholders may issue and sell the shares of common stock to be issued in the offering and Midland may grant options under Midland's stock option plans and issue shares of common stock upon the exercise of Midland's stock options.

     Midland and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     [In connection with the offering, certain underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market-making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the one business day prior to the price of the offering before the commencement of offers or sales of the common stock. The passive market-making transactions must comply with applicable volume and price limitations and be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; however, if all independent bids are lowered below the passive market maker's bid, such bid must then be lowered when certain purchase limits are exceeded.]

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. If the underwriters create a short position in the common stock in connection with the offering (i.e., if they sell more shares of the common stock than are set forth on the cover page of this prospectus), the representatives may reduce the short position by purchasing the common stock in the open market. The representatives may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The representatives also may impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

     Neither Midland nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither Midland nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In December, 1997, Midland engaged The Robinson-Humphrey Company, LLC, one of the representatives, on a consulting basis to assist Midland in assessing potential business alternatives on behalf of Midland. The Robinson-Humphrey Company, LLC made its recommendations to Midland in May 1998 and was paid $75,000 in connection with such recommendations. From time to time in the ordinary course of business, The Robinson-Humphrey Company, LLC may in the future provide investment banking or other services to Midland.

                                 LEGAL MATTERS

     Certain legal matters in connection with the offering will be passed upon for Midland and the selling shareholders by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio. Certain legal matters related to the offering will be passed upon for the underwriters by Alston & Bird LLP, Washington, D.C.

                                    EXPERTS

     The financial statements and the related financial statement schedules incorporated in this prospectus by reference from Midland's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended March 31, 1999 and 1998 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in Midland's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our common stock is also listed on the American Stock Exchange, and you may inspect any document at its offices located at Corporate Relations Department, 86 Trinity Place, New York, New York 10006.

     The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to documents we file with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and supersede information which we have previously incorporated by reference until we sell all of the common stock described in this prospectus. The following documents are incorporated by reference in this prospectus:

     The following documents are incorporated by reference in this prospectus:

                    FILING                                    PERIOD
                    ------                                    ------
Annual Report on Form 10-K.....................    Year Ended December 31, 1998
Quarterly Report on Form 10-Q..................    Quarter Ended March 31, 1999
The description of common stock included in
  Midland's registration statement on Form
  8-C..........................................    June 16, 1969

     All documents filed by Midland under Section 13(a), 13(e), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus will be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of the documents.

     We will provide you with a copy of any of these documents we are incorporating by reference at no cost, by writing or telephoning us at the following address or telephone number:

                               John I. Von Lehman
Executive Vice President, Chief Financial Officer and Secretary
The Midland Company
7000 Midland Boulevard
Amelia, Ohio 45102-2607
(513) 943-7100

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any other information or any different information. We are not making an offer of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

------------------------------------------------
------------------------------------------------

     YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

Prospectus Summary...............    3
Risk Factors.....................    7
Use of Proceeds..................   12
Price Range of Common Stock and
  Dividends......................   13
Capitalization...................   14
Selected Financial Data..........   15
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations......   17
Business.........................   27
Management.......................   46
Principal and Selling
  Shareholders...................   49
Description of Capital Stock.....   51
Underwriting.....................   54
Legal Matters....................   56
Experts..........................   56
Where You Can Find More
  Information....................   56

                            ------------------------

------------------------------------------------
------------------------------------------------
------------------------------------------------
------------------------------------------------

                                1,750,000 SHARES

                            THE MIDLAND COMPANY LOGO

                              THE MIDLAND COMPANY

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------
                         THE ROBINSON-HUMPHREY COMPANY

                           MCDONALD INVESTMENTS INC.

                       J.J.B. HILLIARD, W.L. LYONS, INC.
                                              , 1999

------------------------------------------------
------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following estimated costs and expenses in connection with the issuance and distribution of the securities being registered hereby are being paid by Midland. Underwriting discounts and commissions are being paid by Midland and the selling shareholders based on the number of shares sold by each.

Securities and Exchange Commission registration fee.........  $13,708
NASD filing fee.............................................    5,431
The American Stock Exchange listing fee.....................
Printing and engraving costs................................   75,000
Legal fees and expenses.....................................   75,000
Accounting fees and expenses................................
Blue sky filing fees and expenses...........................    2,000
Transfer Agent and Registrar fees and expenses..............
Miscellaneous expenses......................................
                                                              -------
          TOTAL.............................................  $
                                                              =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 1701.13(E) of the Ohio General Corporation Law allows indemnification by the Registrant to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of the Registrant, by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, against expenses, including judgments and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of the Registrant, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to the Registrant unless determined by the court. The right to indemnification is mandatory in the case of a director or officer who is successful on the merits or otherwise in defense of any action, suit or proceeding or any claim, issue or matter therein. Permissive indemnification is to be made by a court of competent jurisdiction, the majority vote of a quorum of disinterested directors, the written opinion of independent counsel or by the shareholders.

     The Registrant's Code of Regulations provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by law. Under the Code of Regulations, each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or officer of the Registrant or that, being or having been such a Director or officer of the Registrant, he or she is or was serving at the request of executive officer of the Registrant as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust, limited liability company or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as such a director, officer, partner, employee or agent, shall be indemnified and held harmless by the Registrant to the fullest extent permitted by the General Corporation Law of Ohio, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than permitted prior thereto), or by other applicable law as then in effect, against all expense, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

     The Registrant maintains director and officer liability insurance which provides coverage against certain liabilities.

ITEM 16. EXHIBITS.

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
   *1          Form of Underwriting Agreement
    3.1        Articles of Incorporation (incorporated by reference to the
               Registrant's Form 10-Q for the quarter ended June 30, 1998)
    3.2        Amended and Restated Code of Regulations (incorporated by
               reference to the Registrant's Form 10-Q for the quarter
               ended March 31, 1999)
    5          Opinion of Keating, Muething & Klekamp, P.L.L. as to
               legality of the Common Stock
   15          Letter regarding unaudited interim financial information
   23.1        Consent of Independent Auditors
   23.2        Consent of Keating, Muething & Klekamp, P.L.L. (Contained on
               Exhibit 5)
   24          Powers of Attorney (contained on the signature page)

---------------

* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) That: (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Amelia, State of Ohio, on the 12th day of May, 1999.

                                          THE MIDLAND COMPANY

                                          By: /s/ J. P. HAYDEN, III

                                             -----------------------------------
                                              J. P. Hayden, III
                                              Chairman of the Board and
                                              Chief Operating Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. The persons whose names appear with an asterisk (*) below hereby designate J. P. Hayden III and John W. Hayden, or either of them, as attorney-in-fact to sign all amendments including any post-effective amendments to this Registration Statement as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933.

              SIGNATURE                             CAPACITY                    DATE
              ---------                             --------                    ----
/s/ J.P. HAYDEN, III                   Chairman of the Board of Directors   May 12, 1999
------------------------------------   and Chief Operating Officer
*J. P. Hayden, III                     (principal executive officer)

/s/ JOHN W. HAYDEN                     President, Chief Executive           May 12, 1999
------------------------------------   Officer, and Director
*John W. Hayden

/s/ J.P. HAYDEN, JR.                   Chairman of the Executive            May 12, 1999
------------------------------------   Committee of the Board and
*J. P. Hayden, Jr.                     Director

/s/ MICHAEL J. CONATON                 Vice Chairman of the Board and       May 12, 1999
------------------------------------   Director
*Michael J. Conaton

/s/ JOHN I. VON LEHMAN                 Executive Vice President, Chief      May 12, 1999
------------------------------------   Financial Officer, Secretary and
*John I. Von Lehman                    Director (principal financial and
                                       accounting officer)

                                       Director                             May   , 1999
------------------------------------
*George R. Baker

/s/ JAMES  E.  BUSHMAN                 Director                             May 12, 1999
------------------------------------
*James E. Bushman

/s/ JAMES H. CAREY                     Director                             May 12, 1999
------------------------------------
*James H. Carey

                                       Director                             May   , 1999
------------------------------------
*Jerry A. Grundhofer

              SIGNATURE                             CAPACITY                    DATE
              ---------                             --------                    ----
/s/ ROBERT W. HAYDEN                   Director                             May 12, 1999
------------------------------------
*Robert W. Hayden

/s/ WILLIAM T. HAYDEN                  Director                             May 12, 1999
------------------------------------
*William T. Hayden

/s/ WILLIAM J. KEATING                 Director                             May 12, 1999
------------------------------------
*William J. Keating

/s/ JOHN R. LABAR                      Director                             May 12, 1999
------------------------------------
*John R. LaBar

/s/ DAVID  B. O'MALEY                  Director                             May 12, 1999
------------------------------------
*David B. O'Maley

/s/ JOHN M. O'MARA                     Director                             May 12, 1999
------------------------------------
*John M. O'Mara

/s/ GLENN E. SCHEMBECHLER              Director                             May 12, 1999
------------------------------------
*Glenn E. Schembechler